Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2020 RESULTS – SUCCESSFUL RAMP UP OF OPERATIONS POST TEMPORARY COVID-19 SHUTDOWNS; 2020 PRODUCTION GUIDANCE INCREASED, CAPEX AND COST GUIDANCE MAINTAINED – OPERATIONS ON TRACK FOR STRONG SECOND HALF; CREDIT FACILITY NOW FULLY REPAID

Toronto (July 29, 2020) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported a quarterly net income of $105.3 million, or net income of $0.44 per share, for the second quarter of 2020. This result includes non-cash mark-to-market gains on warrants of $33.7 million ($0.14 per share), derivative gains on financial instruments of $16.0 million ($0.07 per share), foreign currency translation gains on deferred tax liabilities of $15.2 million ($0.06 per share), and various other adjustments losses of $3.9 million ($0.01 per share). Excluding these items would result in adjusted net income1 of $44.3 million or $0.18 per share for the second quarter of 2020. For the second quarter of 2019, the Company reported net income of $27.8 million or $0.12 per share.

Included in the second quarter of 2020 net income, and not adjusted above, are a non-cash stock option expense of $3.2 million ($0.01 per share) and temporary suspensions costs related to the COVID-19 pandemic of $22.1 million ($13.0 million, net of tax, or $0.05 per share) and direct and incremental COVID-19 costs of $2.3 million ($1.4 million, net of tax, or $0.01 per share).

1 Adjusted net income is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

In the first six months of 2020, the Company reported net income of $83.7 million, or $0.35 per share. This compares with the first six months of 2019, when net income was $64.8 million, or $0.28 per share.

In the second quarter of 2020, cash provided by operating activities was $162.6 million ($185.2 million before changes in non-cash components of working capital), as compared with the second quarter of 2019 when cash provided by operating activities was $126.3 million ($157.3 million before changes in non-cash components of working capital).

In the first six months of 2020, cash provided by operating activities was $326.0 million ($389.9 million before changes in non-cash components of working capital), as compared with the first six months of 2019 when cash provided by operating activities was $275.0 million ($328.1 million before changes in non-cash components of working capital).

The increase in net income and in cash provided by operating activities during the second quarter of 2020, compared to the prior year period, was mainly due to higher average realized gold prices, and lower exploration and general and administrative expenses, partially offset by lower gold sales volume, and temporary suspension costs. The lower gold sales volumes, lower exploration expenses and suspension costs were mainly driven by the Company's response to the COVID-19 pandemic. For part of the quarter, mining activities were reduced or suspended at seven out of the Company's eight mines and exploration work was interrupted. Net income was favourably affected by an unrealized gain on warrants and on financial instruments owned by the Company.

The increase in net income and in cash provided by operating activities during the first six months of 2020, compared to the prior year period, was mainly due to higher average realized gold prices, and lower exploration expenses, partially offset by lower gold sales volume, the contribution of six months of production costs from Meliadine and higher costs from the Meadowbank Complex as the mine transitioned to the Amaruq satellite deposit, and temporary suspension costs. The lower gold sales volume, lower exploration expenses and suspension costs are mostly driven by the Company's response to the COVID-19 pandemic as described above.

"The second quarter was challenging given the global COVID-19 pandemic and its impact on our operations. While our business returned to normal production levels ahead of schedule in June, we did have seven of our eight mines on care and maintenance at one point during the quarter. We finished the quarter strong as our employees responded quickly and effectively with a plan to manage the mine shut downs and subsequent restart and ramp-up of operations while protecting the health, safety and well being of our employees and the communities in which we operate", said Sean Boyd, Agnico Eagle's Chief Executive Officer. "With the ramp-up of operations now complete and with July production expected to exceed 160,000 ounces of gold, the Company is well positioned to have a strong second half with gold production expected to average 480,000 to 500,000 ounces per quarter with declining unit costs. As a result, we anticipate generating significant free cash flow in the second half of 2020", added Mr. Boyd.

Second quarter of 2020 highlights include:

•	Solid operational performance in the second quarter of 2020 despite COVID-19 interruptions – Payable gold production[2] in the second quarter of 2020 was 331,064 ounces (including 2,651 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic) at production costs per ounce of $854, total cash costs per ounce[3] of $825 and all-in sustaining costs per ounce[4] of $1,142. Production costs, total cash costs per ounce and all-in-sustaining-costs ("AISC") per ounce exclude the pre-commercial production ounces from the Barnat deposit

•	Financial Impact of COVID-19 – Additional costs incurred in the second quarter of 2020, slight increase to operating costs going forward and limited impact on productivity to-date – Temporary suspension costs in the second quarter of 2020 were $22.1 million (excluded from production costs and included in Other Expense). Direct and incremental costs related to COVID-19 incurred by the Company in the second quarter of 2020 were $2.3 million (included in production costs). Going forward, COVID-19 protocols (not including compensation paid to Nunavut-based employees) are expected to add approximately $1.0 million per month to the Company's operating costs (or approximately $6 per ounce). In addition, the Company continues to pay for 75% of the base salaries for Nunavut-based employees at a cost of approximately $1.4 million per month (included in Other Expense). To-date, the Company has seen limited impact on productivity as a result of COVID-19

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

4 AISC per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Full year 2020 production guidance increased while guidance for unit costs and capital expenditures unchanged; longer-term guidance maintained – Gold production in 2020 is now expected to be 1.68 to 1.73 million ounces (versus previous guidance of 1.63 to 1.73 million ounces), while total cash costs per ounce and AISC per ounce continue to be in the range of $740 to $790 and $1,025 to $1,075, respectively. Capital expenditures are expected to be approximately $690 million in 2020. Previous gold production guidance for 2021 and 2022 remains unchanged with a mid-point of 2.05 million and 2.10 million ounces, respectively

•	Strong second half 2020 outlook – The Company expects gold production to ramp up in the second half of 2020 and average approximately 480,000 to 500,000 ounces per quarter with total cash costs per ounce expected to be in the range of $690 to $740, primarily as a result of the expected increase in gold production

•	Successful ramp up at all operations post temporary COVID-19 shutdowns – During the second quarter of 2020, seven of the Company's eight mines experienced either temporary shutdowns or reduced activity levels related to government mandated COVID-19 restrictions. All operations were subsequently restarted in a timely manner during the quarter, with production progressively ramping up to more "steady state" levels in June at all operations. Key operational highlights are as follows:

◦	LaRonde – with infrastructure upgrades largely completed in the first quarter of 2020, production gradually resumed in the higher-grade West mine area in late April 2020. Grades in the West mine area continued to exceed block model forecasts during the second quarter. Daily throughput at the LaRonde Complex in the second half of 2020 is expected to average approximately 8,500 tonnes per day ("tpd") with approximately 12% of the tonnage being sourced from the West mine area. In addition, there is a renewed focus on minesite exploration to expand mineral reserves and mineral resources

◦	Nunavut – Meadowbank and Meliadine both returned to the regular 14/14 work schedule in June (although the Nunavummiut workforce has not yet returned to work due to COVID-19 precautions). In June, mining and milling operations returned to more normal levels at both operations. At Meliadine, mill throughput exceeded 4,300 tpd in June and a new apron feeder will be installed in August along with other plant modifications to complete the planned mill expansion to 4,600 tpd by the fourth quarter of 2020. Water discharge activities are proceeding as planned. Higher grade stopes from the third mining horizon are being prepared for extraction in late July. At Meadowbank, progress was made on the equipment maintenance backlog and total ore moved in June exceeded 110,000 tpd. The Meadowbank mill is currently operating as intended in excess of 9,500 tpd from run-of-mine ore and existing stockpiles

◦	Kittila – The mine operated continuously through the COVID-19 pandemic in the second quarter of 2020 and established a new quarterly ore production record in the second quarter of 2020. The permit allowing for processing of 2.0 million tonnes per annum ("mtpa") was granted in May 2020. The expansion project is progressing well and contractors resumed shaft sinking activities in July 2020 following a four month delay due to COVID-19

•	Exploration restarted post COVID-19 interruption – The Company's exploration focus remains on pipeline projects, near mine opportunities and mineral reserve and mineral resource replacement. Key exploration highlights include:

◦	Kittila – Drilling has extended the Sisar Zone by up to 500 metres to the south with intercepts such as 5.3 grams per tonne ("g/t") gold over 3.9 metres at 1,613 metres depth, further indication of the potential of the Sisar Zone to be developed into a new mining horizon

◦	Canadian Malartic Underground – 10 drill rigs are currently targeting the East Gouldie Zone, and the exploration budget for 2020 has been increased by 19% to 107,000 metres (100% basis). The aim is to tighten the drill spacing in the high-grade core of the deposit to 75 metres (from 150 metres currently) and to update inferred mineral resources by year-end 2020. Initial work on an underground exploration ramp is expected to begin in August 2020

◦	Kirkland Lake Project – Resource conversion drilling at the Upper Beaver deposit is validating historical results in the upper portions of the deposit and extending mineralization between 1,200 and 1,400 metres depth with intercepts such as 9.5 g/t gold and 0.40% copper over 5.9 metres at 1,307 metres depth. Regional drilling is also ongoing at the project's Amalgamated Kirkland ("AK") property and Anoki deposit

◦	Santa Gertrudis – Exploration drilling at the high-grade Amelia deposit continues to confirm the mineralization and extend it along the projected plunge of the main ore shoot, which remains open at depth. Combined with the drilling of other gold targets on the property, the results show the potential for an increase in mineral resources at year-end

•	A quarterly dividend of $0.20 per share was declared

Second Quarter Financial and Production Highlights

During the second quarter of 2020, seven of the Company's eight mines experienced either temporary shutdowns or reduced mining activities related to government mandated COVID-19 restrictions. Following government approvals, all operations were restarted in a timely manner with production progressively ramping up to more "steady state" levels in June at all operations.

The chart below illustrates the gradual monthly ramp up of production in the various operating regions during the second quarter of 2020 and into July. Based on actual and forecast production rates, the Company expects to reach a monthly production rate in July 2020 of approximately 160,000 to 170,000 ounces of gold. The Company expects that this monthly rate will be sustainable through the second half of 2020. The chart below also shows the corresponding projected reduction in total cash costs per ounce, which is primarily due to increased production levels.

Notes
1. Mining activities at the Company's operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)) were suspended from March 23, 2020, to April 15, 2020
2. Meadowbank and Meliadine operated at reduced levels from March 19, 2020, to early June 2020
3. Kittila operated at normal levels with the exception of a 3-day underground mine shutdown to manage one positive COVID-19 case at the mine in April 2020. The mill operated normally during the period
4. Mining operations in Mexico (Pinos Altos, Creston Mascota and La India) were suspended from April 2, 2020, to May 18, 2020; during the suspension residual leaching continued
5. By end of June, all operations had returned to normal operating levels
6. July 2020 forecast is representative of third quarter 2020 expected monthly operating levels; total cash-costs per ounce based on exchange rate assumptions of USD:CAD 1.35, EUR/USD 1.15 and USD:MXN 22.22

In the second quarter of 2020, payable gold production was 331,064 ounces (including 2,651 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic), compared to 412,315 ounces in the prior-year period (including 31,486 ounces of pre-commercial gold production at Meliadine and Amaruq).

In the first six months of 2020, payable gold production was 742,430 ounces (including 5,625 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic), compared to 810,532 ounces in the prior-year period (including 49,428 ounces of pre-commercial production at Meliadine and Amaruq).

The lower level of gold production in the second quarter of 2020 and the first six months of 2020, when compared with the prior-year periods, was primarily due to lower production at seven of the Company's eight mines as a result of temporary shutdowns or reduction in activities related to government mandated COVID-19 restrictions. The Kittila mine, the only site from the Company to operate continuously through the COVID-19 pandemic in the second quarter of 2020, achieved an all time high quarterly ore throughput. A detailed description of the production at each mine is set out below.

Production costs per ounce in the second quarter of 2020 were $854, compared to $735 in the prior-year period. Total cash costs per ounce in the second quarter of 2020 were $825, compared to $652 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period primarily due to lower gold production related to the COVID-19 shutdowns or reduction in activities as discussed above.

Production costs per ounce in the first six months of 2020 were $864, compared to $731 in the prior-year period. Total cash costs per ounce in the first six months of 2020 were $832, compared to $638 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period primarily due to lower gold production related to the COVID-19 shutdowns or reductions in activities and higher costs during the first quarter of 2020 at the Meadowbank Complex and Meliadine mine which were still ramping up.

AISC in the second quarter of 2020 was $1,142 per ounce, compared to $953 in the prior-year period. AISC in the first six months of 2020 was $1,118 per ounce, compared to $895 in the prior-year period.

AISC in the second quarter of 2020 and the first six months of 2020 increased when compared to the prior-year periods primarily due to higher total cash costs per ounce, higher sustaining capital and lower gold production as described above. A detailed description of the cost performance of each mine is set out below.

Strong Financial Flexibility; Bank Credit Facility Fully Repaid

Cash and cash equivalents and short-term investments decreased to $336.4 million at June 30, 2020, from the March 31, 2020 balance of $1,263.4 million, primarily as a result of the $750 million repayment of the Company's unsecured revolving bank credit facility during the quarter and the $360 million repayment of the 6.67% Series B senior notes on April 7, 2020, partially offset by the issuance of $200 million of notes with a weighted average maturity of 11 years and a weighted average interest rate of 2.83% during the quarter.

With operations largely back to normal, and record-high gold prices providing for strong margins, the Company expects to generate strong net free cash flow during the second half of the year. Consequently, the Company has (subsequent to this quarter end) repaid the remaining $250 million outstanding on its unsecured revolving bank credit facility. The outstanding balance on the Company's unsecured revolving bank credit facility is now nil, and available liquidity under this facility is $1.2 billion, not including the uncommitted $300 million accordion feature.

On April 30, 2020, Fitch Ratings issued its inaugural credit rating for Agnico Eagle, assigning a rating of BBB with a Stable Outlook considering the Company's strong credit and growing production profile.

As of June 30, 2020, approximately 50% of the Company's remaining 2020 Canadian dollar exposure is hedged at an average floor price above 1.34 C$/US$ and approximately 20% of the Company's 2021 Canadian dollar exposure is hedged at an average floor price of approximately 1.37 C$/US$.

As of June 30, 2020, approximately 42% of the Company's remaining 2020 Mexican peso exposure is hedged at an average floor price above 20.00 MXP/US$ and approximately 30% of the Company's 2021 Mexican peso exposure is hedged at an average floor price above 21.00 MXP/US$. Approximately 10% of the Company's remaining 2020 Euro exposure is hedged at an average floor price of approximately 1.13 US$/EUR.

As of June 30, 2020, over 90% of the Company's remaining diesel exposure relating to its Nunavut operations for 2020 is hedged at levels approximately 15% below the budget price of C$0.85 per litre (excluding transportation costs) used in the preparation of its 2020 guidance. In addition, approximately 35% and 20% of the Company's 2021 and 2022 diesel exposure, respectively, relating to its Nunavut operations is similarly hedged at prices significantly below the values used in our 2020 guidance and mine planning assumptions. In the second quarter of 2020, the mark-to-market valuation of the total currency and diesel hedge positions resulted in an unrealized gain of approximately $38.4 million ($16.0 million, net of tax), which was excluded from adjusted net income. The Company will continue to monitor market conditions and anticipates continuing to add to its operating currency and diesel hedges to support its key input costs.

Capital Expenditures

The total capital expenditure forecast (including sustaining capital) for the full year 2020 remains at approximately $690 million. The Company's spending levels have been below budget during the first and second quarters of 2020 mostly due to the temporary shutdowns and travel restrictions related to the COVID-19 pandemic and from the foreign exchange benefit of weakening local currencies. Underground development costs at various operations decreased during the period, the Amaruq underground project was deferred to 2021 and shaft sinking activities at Kittila were delayed approximately four months. The Company is currently reviewing the Amaruq underground project development timeline and ramp-up. Shaft sinking activities at Kittila resumed in early July.

Anticipated pre-commercial production gold sales from the Barnat deposit at Canadian Malartic, from the Tiriganiaq pit at Meliadine, and from the IVR pit at Amaruq are incorporated in, and netted against, the total 2020 capital expenditure forecast. As a result, some variability is likely, depending on the timing of the achievement of commercial production, prevailing gold prices and foreign exchange rates.

The following table sets out capital expenditures (including sustaining capital) in the second quarter of 2020.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Six Months Ended
	June 30, 2020	June 30, 2020
Sustaining Capital
LaRonde Complex	$16,659	$31,713
Canadian Malartic mine	8,125	20,389
Meadowbank Complex	15,477	29,064
Meliadine mine	10,230	19,286
Kittila mine	11,345	18,762
Goldex mine	6,006	12,385
Pinos Altos mine	2,355	7,137
Creston Mascota mine	—	—
La India mine	4,521	8,230
Total Sustaining Capital	$74,718	$146,966

Development Capital
LaRonde mine	$4,090	9,365
Canadian Malartic mine	2,967	7,351
Meadowbank Complex	16,714	33,917
Amaruq underground project	5,480	10,646
Meliadine mine	19,652	34,135
Kittila mine	43,352	69,133
Goldex mine	1,886	5,107
Pinos Altos mine	213	1,096
Creston Mascota mine	—	—
La India mine	853	2,023
Other	502	14,006
Total Development Capital	$95,709	$186,779
Total Capital Expenditures	$170,427	$333,745

2020 Gold Production Guidance Increased; Cost Guidance Unchanged

Gold Production guidance for 2020 is now expected to be 1.68 to 1.73 million ounces (including pre-commercial gold production ounces from the Barnat deposit at Canadian Malartic, the Tiriganiaq pit at Meliadine and the IVR pit at Amaruq), compared to the previous guidance of 1.63 to 1.73 million ounces of gold. The Company anticipates that total cash costs per ounce and AISC per ounce for 2020 will continue to be in the range of $740 to $790 and $1,025 and $1,075, respectively.

With a return to budgeted operating levels at the end of June at all its mines, the Company anticipates gold production to average approximately 480,000 to 500,000 ounces per quarter in the second half of 2020. As a result, total cash costs per ounce are expected to be significantly lower at $690 to $740 per ounce in the second half of 2020.

Previous gold production guidance for 2021 and 2022 remains unchanged with a mid-point of 2.05 million and 2.10 million ounces, respectively.

Taxes

The Company anticipates the overall effective tax rate to be in the range of approximately 45% to 50% for the second half of 2020 considering current margins. As previously announced, the Company anticipates the overall full year effective tax rate to be approximately 40% to 45%.

COVID-19 Management Plan

With seven out of eight mines suspended or operated at reduced levels during part of the second quarter of 2020, Agnico Eagle's operations were temporarily affected by the COVID-19 pandemic. The Company quickly implemented extraordinary measures to protect the health and safety of our employees and the communities in which we operate and worked with local governments and organizations to safely ramp up to full production the sites affected by COVID-19 related production disruptions.

Set out below are some of the actions Agnico Eagle has taken to attempt to prevent the spread of COVID-19 and maintain a safe work environment:

Protecting Employees

•	All sites have extensive measures in place to increase hygiene and facilitate physical distancing. Measures are being adjusted as the Company adapts to the evolving situation, but the basic concepts of disinfection and physical distancing are respected

•	In a quickly changing environment, communication campaigns are on-going to remind the Company's employees of the importance of hygiene and physical distancing both at work and at home

•	Screening procedures, which were implemented quickly at all sites to ensure that people exhibiting symptoms, who have traveled recently or who were in close contact with a confirmed or probable COVID-19 case, go into self-isolation to prevent the potential spread of the virus, are proving to be effective

•	The Company established early testing capability at remote sites:

◦	The Nunavut platform started operating a testing laboratory at Meliadine in April. The laboratory has met or exceeded all the standards of other laboratories doing COVID-19 testing across Canada. A similar testing laboratory has been established by the Company at the Val-d'Or airport in Quebec. With both testing laboratories the Company can perform an aggregate of approximately 500 tests per day and provide a rapid turn around for results. All Nunavut employees have been tested at the start of their work rotation since April

◦	In Mexico, all employees are tested with a rapid test prior to traveling to the mine site. Over 6,200 tests had been performed by the end of June. All suspected cases are sent to the hospital or a dedicated COVID-19 testing laboratory for polymerase chain reaction ("PCR") confirmation testing

◦	In Finland, 390 Kittila employees were tested as part of a statistical study performed by the Regional Health Authority in April. All results were negative

◦	In the Abitibi, the testing laboratory established in Val-d'Or enables the Company to test its personnel and contractors

•	The Company has established procedures to isolate suspected cases and perform contact tracing of employees and contractors that may have been exposed to the virus. All regions have established an isolation protocol adapted to their circumstances and contact tracing protocols based on time, location and point of contact of positive case with others

•	With these measures in place, the Company has been able to control and contain the spread of COVID-19 to our people and communities, including in Mexico which has experienced a larger outbreak than the Company's other operating regions. As of the date of this news release, 54 people have tested positive for COVID-19 of which 36 had been detected offsite or during pre-travel screening, and 25 people have recovered

Region	Total Positive Cases	Detected Offsite	Detected in Pre-Travel Screening	Detected at site	Recovered Cases
Finland	2	1	1	—	2
Nunavut	2	2	—	—	2
Abitibi	1	1	—	—	1
Mexico	37	5	25	7	18
Exploration	12	—	10	2	2
Sub-Total	54	9	36	9	25

•	During the government mandated suspensions, the Company paid the base salaries of employees impacted in Canada and Mexico

•	The Company's corporate and regional offices have re-opened, albeit with new hygiene and physical distancing protocols. However, employees whose work does not require presence in the office are encouraged to continue to work remotely

Protecting Communities

•	The Company has maintained frequent contact with local communities to keep them informed of our activities and to help understand their needs and concerns

•	During the second quarter of 2020 the Company continued the efforts undertaken in the first quarter to assist where help is needed. Some of these initiatives include:

◦	Provided food hampers to local families in need
◦	Hired additional medical staff in Mexico to help in local health centres and communities
◦	Supported the local radio stations in Nunavut to allow them to maintain essential communication service during this difficult time
◦	Donated personal protective equipment and pandemic response supplies
◦	Supported local small businesses in Lapland (focused on the tourism industry) to acquire Environmental Management Certificate by paying the actual certification costs

•	On March 19, 2020, the Company, after consultation with community leaders, decided to send its entire Nunavut-based workforce home to reduce the chance of the COVID-19 virus spreading to the local communities. As of the date of this news release, there is no set date for the Nunavut-based workforce to return to work. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and government officials to establish when and how a return to work for these employees could be achieved. In the meantime, the Company pays 75% of their base salaries, which amounts to approximately $1.4 million per month

Protecting Operations

•	During the second quarter of 2020, seven out of Agnico Eagle's eight mines were affected by government mandated COVID-19 restrictions, specifically:

◦	The Nunavut mining operations operated at reduced activity levels from March 19, 2020 to early June 2020
◦	The Quebec mining operations were suspended from March 24, 2020 to April 15, 2020
◦	The Mexican mining operations were suspended from April 2, 2020 to May 18, 2020
◦	The Company temporarily suspended all regional exploration drilling activities and exploration offices according to each region's government mandated restrictions. In Canada, exploration activities were suspended at the end of March, in Mexico and the USA exploration activities were suspended in early April, and in Sweden and Finland exploration activities were suspended in early May. Exploration activities gradually resumed in mid- to late-May in Canada, in early June in Mexico, and in July in the USA, Sweden and Finland.

•	The Company has worked closely with the governmental authorities (i.e. public health and government ministries) and regional mining associations throughout the COVID-19 pandemic

•	All of the Company's mines affected by COVID-19 restrictions have ramped up safely and ahead of plan and are now well positioned for a strong second half of 2020. This success demonstrates the overwhelming support from our people for return to work and adoption of new measures

•	The Company is planning for long term impacts and for the "new normal" in business practices resulting from COVID-19 impacts. Safety stocks for PPE (including non-medical masks), tires, reagents and other critical parts have been increased at all sites. Frequent communications and government outreach in all regions where the Company operates are maintained to monitor the local situation, to understand needs and concerns of the local population, and to ensure continued operations in the event of a second wave by demonstrating the reasons why mining should be considered an essential activity

•	All non-essential travel and visits to the Company's operations remain suspended

Supply Chain Impact

•	While mining supply chains have generally returned to pre-COVID-19 conditions, the Company is closely monitoring general business activity and is regularly communicating with key suppliers to identify potential supply chain issues

•	In Nunavut, the sealift season is underway. Over 60% of required materials have been delivered to the Becancour port facility in Quebec and suppliers have expressed confidence to meet delivery deadlines

Costs Related to the Suspension and/or Reduction of Activities

•	For the second quarter of 2020, the Company incurred the following costs related to the suspension or reduction of activities at its operations:

◦	$8.2 million for the mines located in Quebec
◦	$5.2 million for the mines located in Mexico
◦	$8.1 million for the mines located in Nunavut
◦	$0.6 million for exploration and regional employees

•	For the second quarter of 2020, the Company incurred $2.3 million in direct and incremental costs to manage the COVID-19 pandemic. These costs relate mostly to increased sanitizing equipment and consumables; procurement of non-medical masks; testing of employees; rental of trailers for screening; additional employee transportation; and supplies and health support to surrounding communities

•	These incremental costs related to the COVID-19 pandemic are expected to remain in place for the foreseeable future and are expected to increase the production costs at our operations. The overall monthly costs for the Company are estimated at approximately $1.0 million per month (or approximately $6 per ounce). A breakdown of these costs by platform is provided below:

◦	Abitibi platform – $330,000 per month

◦	Nunavut platform – $450,000 per month
◦	Finland platform – $30,000 per month
◦	Mexico platform (including support to communities) – $175,000 per month

•	To-date, the Company has seen limited impact of COVID-19 related measures on productivity, and this includes factoring in a 3% decline in the total workforce from its 2019 levels and adjustments to compensate for the temporary idling of the Nunavummiut workforce in Nunavut due to COVID-19 restrictions

Agnico Eagle will continue to maintain high standards and strive to provide a healthy and safe working environment at each of its operations. The Company will continue to monitor the situation closely to respond promptly as needed.

Senior Management Changes

Effective July 1, 2020, the following changes were implemented to the senior management team:

After more than 16 years with Agnico Eagle, Yvon Sylvestre, most recently the Senior Vice-President, Operations – Canada and Europe will be retiring at the end of the year. Yvon was instrumental in building the Company's Northern Business platform into the success that it is today. With the Meliadine project becoming a mine Yvon spearheaded the affirmation of the Nunavut platform as a cornerstone of Agnico Eagle's business. Under his guidance, the Company also acquired 50% of the Canadian Malartic mine and he also supported the Finnish team in developing the Kittila operation into the efficient and long-life operation that it is today.

With Yvon's upcoming retirement, Dominique Girard has been appointed Senior Vice-President, Operations – Canada and Europe. Prior to this appointment, Dominique was Vice-President, Operations Support Canada and Europe, a transitional position he held since May 2020, when Martin Plante was appointed Vice President Nunavut, a position that Dominique had occupied from 2015 to 2020. Dominique is a long standing Agnico Eagle employee, having joined the company more than 20 years ago at the LaRonde mill as a junior metallurgist. He left LaRonde in 2007 to take on the challenge of the start-up of the autoclave at the Kittila mill, as Mill Superintendent. He returned from Finland in 2010, when he was appointed General Manager at the Meadowbank mine. In 2013, he was appointed as a Corporate Director and worked on both the Business Strategy and the Life of Mine teams. In 2015, he was appointed Vice-President, Technical Services and later that year Vice-President, Nunavut. Dominique holds an engineering degree in Mineral Processing from Laval University and is a member of the Quebec Order of Engineers.

Also, effective as of July 1, 2020, Ammar Al-Joundi, Agnico Eagle's President, has assumed increased responsibility for the Operating divisions of the Northern and Southern Business Units. As a result, both the Senior Vice-President, Operations – Canada and Europe, Dominique Girard, and the Senior Vice-President, Operations – USA and Latin America, Marc Legault, will now join Ammar's other direct reports, the Senior Vice-President, Sustainability, Carol Plummer, and the Senior Vice-President, People and Culture, Louise Grondin, in reporting to him.

Yvon has agreed to stay on until his retirement at the end of 2020, in the role of Senior Vice-President, Strategic Advisor – Operations, to support Dominique and Ammar during this transition period.

Dividend Record and Payment Dates for the Third Quarter of 2020

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.20 per common share, payable on September 15, 2020 to shareholders of record as of August 31, 2020. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for 2020

Record Date	Payment Date
August 31*	September 15*
November 25	December 15

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

Second Quarter 2020 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, July 30, 2020 at 11:00 AM (E.D.T.) to discuss the Company's second quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 3299663. The conference call replay will expire on August 30, 2020.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

On March 23, 2020, the Government of Quebec ordered all non-essential businesses to close in response to the COVID-19 pandemic. Pursuant to this order, mining operations were directed to minimize their activities. As a result, the Company's operations in the Abitibi region of Quebec were temporarily suspended, causing a meaningful reduction in the first quarter and second quarter of 2020 gold production and a corresponding increase in unit production costs. In mid-April 2020, the restrictions on mining activities were lifted by the Government of Quebec and the Company's mining operations in the Abitibi region resumed in a gradual manner starting on April 15, 2020.

LaRonde Complex – West Mine Continues to Report Positive Grade Reconciliation; Renewed Focus on Minesite Exploration to Expand Mineral Reserves and Mineral Resources

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The Company acquired the LZ5 project in 2003. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit. The LZ5 project achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	509	703
Tonnes of ore milled per day	5,593	7,725
Gold grade (g/t)	4.78	4.31
Gold production (ounces)	74,317	92,756
Production costs per tonne (C$)	$134	$116
Minesite costs per tonne (C$)	$107	$115
Production costs per ounce of gold produced ($ per ounce):	$682	$658
Total cash costs per ounce of gold produced ($ per ounce):	$502	$554

Production costs per tonne in the second quarter of 2020 increased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the timing of unsold concentrate inventory and lower gold production as a result of the suspension of operations in April.

Minesite costs per tonne5 in the second quarter of 2020 decreased when compared to the prior-year period primarily due to lower labour, reagent and energy costs as a result of the suspension of operations in April, partially offset by lower throughput levels that resulted from the temporary suspension of operations. Total cash costs per ounce in the second quarter of 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production and lower by-product revenues as a result of the suspension of operations in April.

5 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance" below

Gold production in the second quarter of 2020 decreased when compared to the prior-year period primarily as a result of the suspension of operations in April, partially offset by higher grade related to positive grade reconciliation in stopes mined in the West mine area.

LaRonde Complex – Operating Statistics
	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,166	1,431
Tonnes of ore milled per day	6,407	7,906
Gold grade (grams per tonne ("g/t"))	4.04	4.20
Gold production (ounces)	144,004	183,179
Production costs per tonne (C$)	$94	$120
Minesite costs per tonne (C$)	$108	$109
Production costs per ounce of gold produced ($ per ounce):	$577	$702
Total cash costs per ounce of gold produced ($ per ounce):	$606	$535

Production costs per tonne in the first six months of 2020 decreased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory, partially offset by lower throughput levels mostly related to the suspension of operations from March 23, 2020 to April 17, 2020. Production costs per ounce in the first six months of 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

Minesite costs per tonne in the first six months of 2020 were essentially the same when compared to the prior-year period primarily as the lower labour, reagent and energy costs as a result of the suspension of operations from March 23, 2020 to April 17, 2020 were offset by lower throughput levels. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to lower gold production and lower by-product revenues as a result of the suspension of operations in April.

Gold production in the first six months of 2020 decreased when compared to the prior-year period primarily due to the delay in accessing higher grade ore from the West mine area as additional ground support work was being completed in the first quarter of 2020 and as a result of the suspension of the LaRonde mill circuit from March 23, 2020 to April 29, 2020 and the LZ5 mill circuit from March 23, 2020 to May 2, 2020.

Mining operations at the LaRonde Complex gradually restarted on April 17, 2020 after the Government of Quebec permitted mining activities to resume. The LaRonde mill circuit restarted on April 29, 2020 and the LZ5 mill circuit restarted on May 2, 2020. Maintenance work was executed during the ramp-up period.

The ramp-up of production at both LaRonde and LZ5 went better than planned partly due to higher than expected gold grades in the West mine area. Production and unit costs are expected to return to more normal levels in the third and fourth quarters of 2020 (total mill throughput of approximately 8,500 tpd for the LaRonde Complex, approximately 90,000 ounces of gold per quarter).

LaRonde Mine

As discussed in previous news releases, the risks of more frequent and larger seismic events have increased as the Company mines deeper at LaRonde. The Company continues to adjust the mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine. Specifically, the ground support plan for the West mine area and mining rates were revised in the first quarter of 2020 to ensure the safety of the Company's employees, secure the higher-grade orebody to the west and preserve existing mine infrastructure in the area. The ground support reinforcement of the main infrastructure in the West mine area is completed. The Company will continue to adapt ground support methods on production levels. Seismicity is expected to continue but the Company believes that the ground support will be better adapted to manage stress levels.

Mining activities resumed in the West mine in late April 2020 and the first stopes from the West mine were blasted and mined out as planned. The mining of these stopes resulted in higher grades that contributed to the better than planned gold production during the quarter. Approximately 12% of the tonnage mined at the LaRonde Complex is expected to be from the West mine area in the second half of 2020, and approximately 15% in 2021. The production rate from the West mine area is expected to ramp up to approximately 1,000 tpd in the fourth quarter of 2020 and to approximately 1,150 tpd in 2021.

The Company continues to test automated mining equipment at the LaRonde mine to improve productivity during seismic protocols while reducing employees risk exposure. During the second quarter of 2020, 10% of the ore tonnage was mucked using mining automated equipment and approximately 30% of the Complex production metres were drilled either from surface or in assisted mode.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 (below Level 311). Construction of the 308 level East mine cooling plant is ongoing and completion is expected in the fourth quarter of 2020.

At Zone LR11-3 (which is at depth in the past producing Bousquet 2 mine) development continues on the access ramp from level 146 of the LaRonde mine. Development of this zone is expected to provide additional production flexibility at the LaRonde Complex.

Dewatering of the previously mined area is expected to begin in early August 2020. The ramp from level 146 is expected to reach the zone in mid-2021, and production activities are expected to begin in 2022. As of December 31, 2019, Zone LR11-3 was estimated to contain 140,000 ounces of gold in mineral reserves (1.2 million tonnes grading 3.77 g/t gold) and is open at depth.

LZ5

In 2020, the Company continued to test and refine automated mining techniques at LZ5. The Company's goal is to increase the tonnage mucked and hauled remotely to greater than 15% of the total tonnes mined at LZ5 in 2020. During the first and second quarters of 2020, LZ5 achieved the goal of exceeding 15% of total tonnes mined remotely. With continued productivity improvements and successful automation implementation (autonomous mucking and hauling) the Company has increased its forecast to 3,000 tpd (compared to previous guidance of 2,800 tpd) for the second half of 2020 and for 2021.

Given the success in mining the upper portions of the LZ5 deposit (from surface to 330 metres), mining activities have been extended to 480 metres starting in 2020. The Company is also evaluating the potential to develop deeper portions of LZ5 (480 metres to 700 metres) and potentially mine portions of the neighbouring Ellison property from the LZ5 underground infrastructure. In the second quarter of 2020, two satellite zones (Z1 and Z3) were added to the mine plan.

Exploration at LaRonde Continues to Deliver Discoveries After More Than 32 Years of Operations

The vertical geometry of the favourable mining horizons in the Abitibi region has led to multiple new discoveries over more than a century as mining infrastructure has been developed at increasingly deeper levels, continually opening up new areas for exploration at depth. Successful exploration at depth at LaRonde (LaRonde 2 and 3) and more recently at Goldex Deep and Deep 2, at Canadian Malartic's Odyssey and East Gouldie zones, and at the Kirkland Lake camp demonstrate that historic mining properties may continue to possess further mineral potential at depth.

At LaRonde and LZ5, recent exploration success combined with improvements in technology have led to the redevelopment of the LZ5 deposit and the Company continues to investigate the potential deep extension of the deposit beneath the existing operations that are currently planned to reach 480 metres below surface. Historical mining in the adjacent zones 1 and 3 reached depths approximately one kilometre below surface with mineralized bodies still open at depth, demonstrating the vertical continuity of the mineralized system much deeper than the current mine plan at LZ5. The Company intends to continue to assess the potential to extend the LZ5 operation at depth through data compilation and subsequent drilling.

At LaRonde, exploration continues at level 215 in the western extension of the mine below the former Dumagami/Bousquet 2 operations in an area two kilometres below surface. Recent work at greater depth in the eastern extension of the LaRonde deposit has led to the discovery of a new massive sulphide lens named 20N Zinc South in an area that was previously untested due to the lack of underground access for drilling.

The 20N Zinc South lens is hosted at a depth greater than 3.1 kilometres within the eastern extension of the main mineralized horizon of LaRonde that hosts the large, gold-rich 20N massive sulphides lenses that extend from 860 metres to at least 3,600 metres below surface.

This reappearance of massive sulphide in a new lens is typical of massive sulphide systems, which frequently form clusters of lenses within a favourable geological setting.

During the first half of 2020, the exploration program at the LaRonde mine was suspended several weeks due to the COVID-19 pandemic. Before and after the suspension, a total of 9,625 metres of exploration drilling was undertaken in various areas of the mine.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release. Pierce points for all these holes are shown on the LaRonde Composite Longitudinal Section. All intercepts reported for the LaRonde mine show capped gold grades and uncapped silver, copper and zinc grades over estimated true widths.

Recent exploration drill results from East mine area of LaRonde 3 (below Level 311)

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Copper grade (%)	Zinc grade (%)	Lead grade (%)
LR-302-006	326.2	352.2	3,300	6.7	2.1	153	0.59	17.3	0.5
LR-302-007	273.0	292.7	3,244	5.5	0.8	100	0.73	19.9	0.3
LR-302-008	190.1	197.9	3,155	2.8	0.1	18	0.01	13.7	0.0
LR-302-009	344.7	371.5	3,318	7.3	0.3	38	0.30	13.7	0.2
LR-302-010	231.0	246.7	3,188	5.0	1.2	174	0.32	11.8	1.7
LR-302-011	308.5	334.8	3,274	6.3	1.9	92	0.35	2.0	0.2

*Holes at LaRonde 3 use a capping factor of 80 g/t gold and 1,000 g/t silver. None of the silver, copper, zinc or lead values in this table were capped.

[LaRonde Mine Composite Longitudinal Section]

The newly discovered 20N Zinc South lens occurs at depths between 3.1 and 3.4 kilometres, slightly to the south and east of the LaRonde mine's East mine area in the main gold-rich 20N Zone orebody. This new lens has the potential to add new mineral resources at year-end 2020.

In contrast to the gold-rich mineral reserves and mineral resources seen in the massive sulphide lenses in the East mine and West mine areas immediately to the west at the same depth, results from the first six drill holes in the 20N Zinc South lens show high zinc and silver values, including highlights such as: hole LR-302-006, which intersected 2.1 g/t gold, 153 g/t silver, 0.59% copper, 17.3% zinc and 0.5% lead over 6.7 metres at 3,300 metres depth; hole LR-302-007, which intersected 0.8 g/t gold, 18 g/t silver, 0.1% copper, 19.9% zinc and 0.3% lead over 5.5 metres at 3,244 metres depth; hole LR-302-010, which intersected 1.2 g/t gold, 174 g/t silver, 0.32% copper, 11.8% zinc and 1.7% lead over 5.0 metres at 3,188 metres depth; and hole LR-302-011, which intersected 1.9 g/t gold, 92 g/t silver, 0.35% copper, 2.0% zinc and 0.2% lead over 6.3 metres at 3,274 metres depth. Assays are pending for three additional holes that targeted the new lens.

Drilling at depth at LaRonde Zone 6 was reduced in the second quarter of 2020 but is planned to accelerate in the second half of 2020.

Canadian Malartic Mine – Record Monthly Tonnage Milled in May; Expanded Drill Program at East Gouldie and Commencement of Underground Exploration Ramp Development Activities Expected in August

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the "Partnership"). The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume numbers in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine – Operating Statistics

All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	4,456	5,283
Tonnes of ore milled per day (100%)	51,743	58,055
Gold grade (g/t)	0.86	1.12
Gold production (ounces)	54,134	84,311
Production costs per tonne (C$)	$23	$26
Minesite costs per tonne (C$)	$25	$26
Production costs per ounce of gold produced ($ per ounce):	$690	$607
Total cash costs per ounce of gold produced ($ per ounce):	$762	$607

Production costs per tonne in the second quarter of 2020 decreased when compared to the prior-year period primarily due to the timing of inventory and lower contractor, maintenance and energy costs as a result of the suspension of operations in April, partially offset by lower throughput levels as a result of the suspension of operations in April. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to lower gold production, partially offset by the reasons described above.

Minesite costs per tonne in the second quarter of 2020 were essentially the same when compared to the prior-year period as the lower contractor, maintenance and energy costs in April (as a result of the suspension of operations in April) were offset by lower throughput levels as a result of the suspension of operations in April. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to lower gold production resulting from the suspension of operations in April.

Gold production in the second quarter of 2020 decreased when compared to the prior-year period as a result of the suspension of operations in April and the processing of lower grade stockpiles were processed during the ramp-up of operations in April and May. In addition, gold production was impacted by less flexibility in the mining sequence due to increased remote mining activity. Pre-commercial production in the second quarter of 2020 from the Barnat deposit was 2,651 ounces of gold.

Canadian Malartic had a successful ramp-up in April and achieved a monthly milling record in May with 1,983,728 tonnes milled (63,991 tpd). The site reached a milestone in June having produced a total of five million ounces of gold since start-up.

Canadian Malartic Mine – Operating Statistics

All metrics exclude pre-commercial production tonnes and ounces	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	9,098	10,318
Tonnes of ore milled per day (100%)	52,861	57,006
Gold grade (g/t)	0.90	1.15
Gold production (ounces)	115,923	167,981
Production costs per tonne (C$)	$25	$26
Minesite costs per tonne (C$)	$26	$26
Production costs per ounce of gold produced ($ per ounce):	$742	$601
Total cash costs per ounce of gold produced ($ per ounce):	$747	$589

Production costs per tonne in the first six months of 2020 were essentially the same when compared to the prior-year period as lower contractor, maintenance and energy costs as a result of the suspension of the mill from March 23, 2020 to April 16, 2020 were offset by lower throughput levels. Production costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the lower gold production.

Minesite costs per tonne in the first six months of 2020 were the same when compared to the prior-year period due to the reasons described above. Total cash costs per ounce in the first six months of 2020 increased due to the lower gold production.

Gold production in the first six months of 2020 decreased when compared to the prior-year period primarily as a result of the suspension of the milling operations from March 23, 2020 to April 17, 2020 and the processing of lower grade stockpiles during the ramp-up of operations in April and May. In addition, gold production was impacted by less flexibility in the mining sequence due to increased remote mining activity. Pre-commercial production in the first six months of 2020 from the Barnat deposit was 5,625 ounces of gold.

Mining activities at the Barnat deposit are progressing as planned with the current focus on overburden stripping and topographic drilling. Total pre-commercial production from Barnat in 2020 is expected to be approximately 13,310 ounces of gold (on a 50% basis). The Barnat deposit is expected to declare commercial production in the fourth quarter of 2020 and grades at Canadian Malartic in the fourth quarter are expected to increase given the greater contribution from the higher grade Barnat deposit.

On June 3, 2020, the Partnership announced that it had reached a collaboration agreement with four local First Nations groups aimed at the sustainable development of the First Nations groups and their increased participation in the Canadian Malartic mine's mining activities and projects. Among other things, the collaboration agreement sets out measures to increase the participation of the four First Nations groups in the Canadian Malartic Mine's activities until 2027 with regards to training, jobs, business opportunities and environmental protection. In addition, the four communities will also receive annual financial contributions in order to promote their sustainable development and to enable the establishment of community-building projects.

Expanded Drill Program at East Gouldie Zone Remains Focused on Infilling and Extending Known Mineralization

The Canadian Malartic property, together with the Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.

The primary exploration target at Canadian Malartic this year is the East Gouldie Zone, which was discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the East Malartic and Odyssey underground zones. The East Gouldie Zone has a strike length of 1,400 metres in an east-west direction, dips 60 degrees north, and extends from 700 metres to 1,900 metres depth below surface.

An extensive drilling program in 2019 allowed for the declaration of an initial inferred mineral resource at East Gouldie of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (50% basis), as of December 31, 2019.

For a portion of the second quarter of 2020, exploration activities at East Gouldie were temporarily halted due to COVID-19 restrictions. Drilling resumed in May 2020 with a gradual ramp-up of activities. There are currently 10 drill rigs targeting the East Gouldie Zone, with drilling in the first half of 2020 totalling 42 holes (38,865 metres) (100% basis), including four holes (1,471 metres) (100% basis) drilled into the nearby Odyssey North Zone designed to increase inferred mineral resources. The aim of this year's program at East Gouldie is to tighten the drill spacing in the high grade core of the deposit to 75 metres (from 150 metres currently) and to update inferred mineral resources by year-end 2020.

Due to the ongoing success of the program, the Partnership has increased the exploration budget for the Canadian Malartic mine in 2020. The Company now expects to spend C$12 million (C$10 million previously) (50% basis) for 107,000 metres (90,000 metres previously) (100% basis) of exploration and conversion drilling that is primarily targeting the East Gouldie Zone. The Company has budgeted an additional C$2.9 million (50% basis) in 2020 for 19,000 metres (100% basis) of exploration drilling to test other regional targets at Canadian Malartic and on studies. As part of the regional program, drilling is underway at the Nessi target on the East Amphi project, where several new intercepts show promise with broad intervals of low grade gold mineralization.

Portions of the mineral resources at the East Gouldie, East Malartic and Odyssey zones could potentially be converted into mineral reserves and developed into underground operations in the future.

Based on drilling success to-date, and internal analysis of the various underground zones at Canadian Malartic, the Partnership has approved the start of construction of surface infrastructure and an underground exploration ramp into the Odyssey and East Malartic deposits. This ramp, which was permitted in late 2018, will provide additional access for exploration drilling to expand and upgrade the current mineral resource base, and allow for bulk sampling of up to 40,000 tonnes of ore.

Ramp development activities are expected to begin in August of 2020 and it is anticipated that the ramp development will continue for the next two years. Expenditures for the ramp in 2020 are estimated to be C$6 million (on a 50% basis).

The Company expects that an exploration update on the underground project will be provided in the third quarter of 2020 and a preliminary economic assessment on the Canadian Malartic Underground project is expected to be completed in 2021.

Goldex – Construction of Rail-Veyor Maintenance Facility Completed – Potential for Increased Underground Ore Tonnage; Strong Mill Performance in May and June

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	533	734
Tonnes of ore milled per day	5,857	8,066
Gold grade (g/t)	1.48	1.58
Gold production (ounces)	23,142	34,325
Production costs per tonne (C$)	$42	$37
Minesite costs per tonne (C$)	$43	$37
Production costs per ounce of gold produced ($ per ounce):	$703	$590
Total cash costs per ounce of gold produced ($ per ounce):	$727	$589

Production costs per tonne in the second quarter of 2020 increased when compared to the prior-year period due to lower throughput levels resulting from the suspension of operations in April. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period primarily due to the reason described above and lower gold production.

Minesite costs per tonne in the second quarter of 2020 increased when compared to the prior-year period due to lower throughput levels as a result of the suspension of operations in April. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the second quarter of 2020 decreased when compared to the prior-year period primarily as a result of the suspension of operations in April and lower grades related to the mining sequence.

Goldex Mine – Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,190	1,389
Tonnes of ore milled per day	6,538	7,674
Gold grade (g/t)	1.63	1.67
Gold production (ounces)	57,025	68,779
Production costs per tonne (C$)	$41	$38
Minesite costs per tonne (C$)	$41	$38
Production costs per ounce of gold produced ($ per ounce):	$635	$572
Total cash costs per ounce of gold produced ($ per ounce):	$626	$574

Production costs per tonne in the first six months of 2020 increased when compared to the prior-year period due to lower throughput levels as a result of the suspension of operations from March 23, 2020, to April 17, 2020. Production costs per ounce in the first six months of 2020 increased when compared to the prior-year period primarily due to the reason described above and lower gold production.

Minesite costs per tonne in the first six months of 2020 increased when compared to the prior-year period due to the reason described above. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the reason described above and lower gold production.

Gold production in the first six months of 2020 decreased when compared to the prior-year period primarily due to the temporary suspension of the mill from March 23, 2020 to April 24, 2020, and lower grades related to the mining sequence.

Mining operations at Goldex gradually restarted on April 15, 2020 after the Government of Quebec permitted mining activities to resume. Milling activities resumed on April 24, 2020, after maintenance work was performed.

A new underground Rail-Veyor maintenance facility was completed in the second quarter of 2020. This new facility is expected to have a positive impact on future Rail-Veyor productivity and increase production from the lower mine to over 7,000 tpd.

Mining in the South Zone continued in the second quarter of 2020 and year-to-date mining rates remain ahead of budget. Mining rates at the South Zone are expected to ramp up to 750 tpd in the fourth quarter of 2020 (averaging approximately 500 tpd for the full year 2020). The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed and grade flexibility to the Goldex mill.

Drilling at the Deep 2 Zone continued in the second quarter of 2020 and with a focus on levels 140 and 150, which are below the current mineral reserve limit of Level 130.

Kirkland Lake Project – Drilling Confirms Potential for Resource Conversion and Expansion at Upper Beaver; Regional Exploration Program Launched

The Kirkland Lake project in northeastern Ontario covers approximately 27,073 hectares, a large property measuring approximately 35 kilometres long by 17 kilometres wide.

The 2020 exploration drill program started in January, combining resource conversion drilling at Upper Beaver, and exploration drilling at the Anoki deposit. The program was suspended from late-March through May as the Company reduced exploration activities in response to the COVID-19 pandemic. Current drilling activities have returned to normal levels, and a total of 19 holes (5,404 metres) were drilled during the first quarter and six holes (2,117 metres) were drilled during the second quarter.

The Company is evaluating opportunities to develop the Upper Beaver deposit and explore surrounding deposits and mineralized occurrences through exploration programs that feature prospecting, geophysical surveys and diamond drilling.

Selected recent intercepts from the Upper Beaver deposit at the Kirkland Lake project are set out in the table below. The drill collar coordinates are set out in a table in the Appendix of this news release. The drill hole collars are located on the Kirkland Lake Project - Local Geology Map. All intercepts reported for the Kirkland Lake project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Upper Beaver deposit at the Kirkland Lake project

Drill hole	Zone	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB20-599	Shallow Basalts	39.0	43.5	33	3.2	28.3	3.5	0.05
and	Shallow Basalts	58.0	66.5	49	5.1	5.3	2.6	0.05
KLUB20-603	Shallow Basalts	38.9	43.0	36	2.9	8.1	8.1	0.45
and	Shallow Basalts	219.5	243.0	206	16.5	5.9	4.9	0.26
including		219.5	230.2	200	7.5	10.0	7.8	0.32
and	Shallow Basalts	258.0	264.0	233	4.2	4.9	4.9	0.25
KLUB20-606	Crown Pillar	12.0	22.8	12	6.9	6.4	6.4	0.17
and	Crown Pillar	36.0	42.2	27	4.0	8.7	7.8	0.32
KLUB20-609	Shallow Basalts	159.0	166.0	149	5.7	4.1	4.1	0.53
KLUB20-561W1	Deep East Porphyry Basalts	1,281.0	1,301.0	1,233	13.0	5.4	5.4	0.56
including		1,282.6	1,289.5	1,229	4.5	12.2	12.2	1.06
KLUB20-200W9	Deep East Porphyry	1,481.0	1,488.2	1,307	5.9	30.1	9.5	0.40
including		1,485.0	1488.2	1,309	2.6	66.3	20.0	0.76

* Estimated true width values are preliminary.

** Holes in the shallow basalts and crown pillar at the Upper Beaver deposit use a capping factor of 30 g/t gold. Holes in the Deep East Porphyry and Footwall zones of the Upper Beaver deposit use a capping factor of 90 g/t gold.

[Kirkland Lake Projects - Local Geology Map]

The Upper Beaver deposit is atypical of the Kirkland Lake district. Gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration. The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast. The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres and it remains open at depth.

Probable mineral reserves of 8.0 million tonnes grading 5.43 g/t gold and 0.25% copper (1.4 million ounces of gold and 19,980 tonnes of copper) at underground depths have been outlined on the Upper Beaver property as of December 31, 2019, as well as substantial indicated and inferred mineral resources. Exploration results from the Kirkland Lake project were last reported in the Company's news release dated February 13, 2020.

The recent drilling program at Upper Beaver targeted mineral resource conversion and extension in the zone of shallow basalts and the crown pillar near surface, as well as in the Deep East Porphyry and Footwall zones between 1,200 and 1,400 metres below surface using directional drilling. An increase in mineral reserves and mineral resources in all three targeted zones would enhance the prospects for development of the project by increasing the level of confidence in key areas of the deposit for a future operation.

Additional drilling for metallurgical purposes will also assist in further differentiating the different types of mineralization that occur in the deposit, since gold and copper grades do not correlate, but rather depend on the type of veining that hosts mineralization. All new information will be incorporated into an updated technical study on Upper Beaver to be completed in 2021.

Results from Upper Beaver confirm the potential to convert inferred mineral resources into indicated mineral resources and to add inferred mineral resources, as new assay results compare favourably to, or improve upon, historic holes. Near-surface mineralization hosted by basalts displays both high-grade, narrow intervals and broader zones of medium-grade gold mineralization in multiple, stacked zones of quartz and quartz-carbonate veining containing variable proportions of chalcopyrite and molybdenite. The Deep East Porphyry Zone returned medium to wide intervals of multiple veins and veinlets containing chalcopyrite, magnetite, quartz, carbonate and anhydrite hosted by the polyphase syenitic to dioritic Upper Beaver intrusive complex.

Results from the shallow basalts and crown pillar at Upper Beaver include hole KLUB20-599, which intersected quartz-carbonate-magnetite veinlets and returned 3.5 g/t gold and 0.05% copper over 3.2 metres at 37 metres depth. Hole KLUB20-603 intersected 4.9 g/t gold and 0.26% copper over 16.5 metres at 206 metres depth in a strongly altered and brecciated interval with epidote, hematite, magnetite, chalcopyrite and speckles of visible gold.

Hole KLUB20-561W1 targeted the central core of the interpreted Deep East Porphyry Zone and intersected a strongly mineralized quartz-carbonate-magnetite-chalcopyrite interval grading 5.4 g/t gold and 0.56% copper over 13.0 metres at 1,233 metres depth.

Hole KLUB20-200W9 intersected a series of quartz-carbonate-chalcopyrite-magnetite-molybdenite veins and veinlets with fine visible gold in the Deep East Porphyry zone, returning 9.5 g/t gold and 0.4% copper over 5.9 metres at 1,307 metres depth, including 20.0 g/t gold and 0.76% copper over 2.6 metres at 1,309 metres depth.

Regional exploration at the Kirkland Lake project during the first half of 2020 included drilling at the Anoki deposit. Two holes (803 metres) were completed during the second quarter, targeting the extensions of the historic mineralized zone, both near-surface above the zone, and in the deeper extension of the east-plunging mineralized lens. The Anoki deposit is hosted by basalts and ultramafic rocks mineralized with disseminated sulphides and quartz-carbonate veining.

The Anoki and adjacent McBean deposits host a combined 1.9 million tonnes grading 5.33 g/t gold (320,000 ounces of gold) in indicated mineral resources and 2.5 million tonnes grading 4.70 g/t gold (382,000 ounces of gold) in inferred mineral resources.

Positive exploration success from the regional exploration program could lead to the development of additional mill feed from satellite deposits for a central milling facility.

During the suspension of field work related to the COVID-19 pandemic, the exploration team compiled and reinterpreted data on multiple historic areas of the Kirkland Lake project to target when field work resumed in mid-year. The current regional work includes a ground geophysical survey over the consolidated properties of previous owners of the project. The survey is targeting mineralization in the junction area between the Larder Lake-Cadillac deformation zone and the Upper Canada shear zone, and mineralization associated with syenitic intrusions such as the Upper Beaver deposit.

NUNAVUT REGION

Agnico Eagle identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit) and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

On March 19, 2020, following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company took measures to isolate its Nunavut operations from local communities with the aim of minimizing any risk of the virus spreading to these communities. As part of these isolation protocols, designed to reduce the risk to the people of Nunavut, the Company sent all of its Nunavut based work force (employees and contractors) home from the Meliadine and Meadowbank operations as well as the exploration projects. As of the date of this news release, there is no set date for the Nunavummiut workforce to return to work. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and government officials to establish the appropriate conditions to re-integrate them on a voluntary basis and without compromising the safety of the employees or their communities.

The Company has instituted a number of additional protocols to ensure the continued safety of its employees and the communities. These include:

•	Isolation of the mine sites from the communities

•	All employees are on site on a voluntary basis
•	Increased pre-screening measures for all employees before flying to site
•	All employees and contractors are tested for COVID-19 prior to boarding the planes and placed in isolation on site until the test results are received

Early in the pandemic, the Company changed the shift rotation to 28 days on site versus the usual 14 days. With screening and testing protocols in place and working effectively and with the gradual re-integration of the Company's employees that were suspended when activities were reduced in March 2020, the shift rotation was returned to the usual 14 days in June 2020.

Beyond increased safety and isolation protocols, the Company continues to support the local communities during this difficult time, including:

•	458 hampers containing food and other essential supplies distributed monthly to families in need in seven communities
•	Hygiene, medical and PPE supplies have been sent to Rankin Inlet, Baker Lake, Coral Harbour, Chesterfield, Arviat and Whale Cove
•	Financially supporting local radio stations in Baker Lake and Rankin Inlet to allow them to maintain essential communication services during this difficult time
•	Continuing to pay partial salaries and health benefits of Nunavut-based employees sent home as a result of isolation protocols
•	Working with communities to find innovative ways to use the Nunavut-based employees to support local projects that will have positive social impacts

Meadowbank Complex – Successful Ramp up of Mining Activities in May; Milling with Lower Grades Resumed in June; Higher Mill Grades Expected Over Balance of 2020

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and most mining activities were completed in the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite (mining equipment, mill, tailings, camp and airstrip). Additional infrastructure has also been built at the Amaruq site (truck shop, warehouse, fuel storage and an additional camp facility). Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

The second quarter of 2020 started in reduced operating mode due to measures in response to the COVID-19 pandemic. The open pit operation was reduced to 50% capacity in April. Operations were gradually ramped up in May as temporary workers were added to support mining activities. The process plant was on care and maintenance for most of the quarter, re-starting on May 28, 2020, and returned to full production levels with higher grade ore by June 13, 2020. The reduction in activities and suspension of the mill for most of the second quarter of 2020 caused a substantial reduction in production and a corresponding increase in unit costs, which results in comparisons to the prior-year period not being meaningful. In addition, the mining operation has transitioned from the Meadowbank deposit to the Amaruq satellite deposit, which has an impact on the cost structure when compared to prior year periods.

Meadowbank Complex – Operating Statistics*

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	312	680
Tonnes of ore milled per day	3,429	7,473
Gold grade (g/t)	1.81	1.81
Gold production (ounces)	16,417	37,310
Production costs per tonne (C$)	$124	$82
Minesite costs per tonne (C$)	$143	$80
Production costs per ounce of gold produced ($ per ounce):	$1,735	$1,119
Total cash costs per ounce of gold produced ($ per ounce):	$2,260	$1,066

* Operating statistics for the first quarter of 2020 relate to production from the Amaruq satellite deposit while the operating statistics for the prior-year period relate to production from the Meadowbank mine

Production costs per tonne in the second quarter of 2020 increased when compared to the prior-year period primarily due to lower throughput as activity levels were reduced for most of the quarter as described above, higher contractor and maintenance costs, and higher stripping costs as production at the Complex transitioned to the Amaruq satellite deposit, partially offset by the timing of inventory. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the second quarter of 2020 increased when compared to the prior-year period primarily due to lower throughput as activity levels were reduced for most of the quarter as described above, higher contractor and maintenance costs, and higher stripping costs as production at the Complex transitioned to the Amaruq satellite deposit. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the second quarter of 2020 decreased when compared to the prior-year period due to lower throughput as the Complex operated at reduced levels and the mill was placed on care and maintenance until May 28, 2020 due to the COVID-19 pandemic.

Meadowbank Complex – Operating Statistics*

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	891	1,308
Tonnes of ore milled per day	4,896	7,227
Gold grade (g/t)	2.49	2.03
Gold production (ounces)	65,758	80,812
Production costs per tonne (C$)	$178	$85
Minesite costs per tonne (C$)	$171	$83
Production costs per ounce of gold produced ($ per ounce):	$1,792	$1,035
Total cash costs per ounce of gold produced ($ per ounce):	$1,798	$982

* Operating statistics for the first and second quarters of 2020 relate to production from the Amaruq satellite deposit while the operating statistics for the prior-year period relate to production from the Meadowbank mine

Production costs per tonne in the first six months of 2020 increased when compared to the prior-year period primarily due to lower throughput as activity levels were reduced from most of the second quarter of 2020 as described above, higher contractor and maintenance costs, and higher stripping costs as production at the Complex transitioned to the Amaruq satellite deposit. Production costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the first six months of 2020 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher grades as production at the Complex transitioned to the Amaruq satellite deposit.

Gold production in the first six months of 2020 decreased when compared to the prior-year period due to lower throughput as the Complex operated at reduced levels and the mill was placed on care and maintenance for most of the second quarter of 2020 and the Complex transitioned to the Amaruq satellite deposit, partially offset by higher grades.

At the beginning of the second quarter of 2020, mining operations were still at reduced activity levels due to measures taken related to the COVID-19 pandemic. The focus at that time remained on:

•	Increasing the overall "mining footprint" of the Amaruq pit (especially the eastern portion)
•	Building up ore stockpiles (at both Amaruq and Meadowbank sites)

•	Reducing the maintenance backlog on mining equipment, and production drills
•	Water management (preparing for the 2020 freshet)

Over the course of the second quarter, the maintenance backlog was significantly reduced and the development of the eastern area of the pit was also advanced as planned, which positioned the operations with more working space. Normal seasonal weather conditions, along with preparation work, resulted in a successful freshet water management.

In May and June 2020, mining activities ramped up as planned and reached the designed target rates with total tonnage moved per month of 3.1 million tonnes and 3.3 million tonnes respectively. Mining rates are expected to remain at similar levels during the second half of the year.

The strong mining performance allowed the mill to restart in late May, which was earlier than planned. Initially, lower-grade ore was processed to confirm the expected ore characteristics and mill performance. During the second half of 2020, the mill is expected to process approximately 275,000 to 300,000 tonnes per month with grades expected to range between 2.5 g/t and 3.0 g/t gold.

Key focus areas in the second half of 2020 will be on improving long haul truck "LHT" availability (LHT performance month-to-date in July has been 9,400 tpd and additional trucks are expected to arrive on the 2020 sealift), increasing ore stockpiles at Meadowbank and Amaruq, and continuing to improve on maintenance performance.

Permit Approved for Mining the IVR and Amaruq Underground Deposits

On June 23, 2020, amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations ("MDMER") were approved by the federal Treasury Board Cabinet for the Whale Tail Pit Expansion Project. The amendment to Schedule 2 of the MDMER lists certain water bodies frequented by fish that would be used for waste management. The final authorization for the use of those water bodies for mine waste disposal are expected to be issued by Environment and Climate Change Canada once the Company submits a Letter of Credit for the implementation of the Fish Habitat Compensation, a condition under the MDMER. The official publication of Schedule 2 in the Canada Gazette was on July 8, 2020.

The Schedule 2 amendments allow the Whale Tail Expansion Project to use Lake A53 and other smaller lakes within the IVR waste rock storage facility footprint as attenuation ponds for operational requirements. The Company received the Fisheries Act authorization from Fisheries and Oceans Canada in July 2020 and the Whale Tail operational team has started transferring fish and dewatering all associated lakes within the IVR pit shell, IVR waste rock storage facility and also dewatering Lake A53 for use as an attenuation pond.

This permit also allows for ore extraction from the Amaruq underground deposits (IVR and Whale Tail).

Drilling Update – Regional Exploration Tests New Prospects at Meadowbank

During the first half of 2020 at the Amaruq mine site, delineation drilling was completed at the Whale Tail deposit and V Zone. Conversion drilling also began late in the second quarter on the extensions of both structures, with results expected during the second half of the year.

Beyond the Meadowbank Complex and Meliadine mine sites, the Company's regional exploration program for the Nunavut Platform in 2020 is budgeted at $4.8 million for 19,550 metres of drilling. The aim of the program is to develop new mineral resources near existing infrastructure and test new geological models on the many gold showings on the Company's property package that have seen little to no modern exploration.

During the first quarter of 2020, two drill rigs were in operation at regional targets close to Amaruq, completing 13 holes (3,237 metres).

Following a hiatus in exploration that began in mid-March as the Company reduced its activities in response to the COVID-19 pandemic, drilling restarted on regional targets in late June on the adjacent Meadowbank property, with four holes (594 metres) completed.

An airborne electromagnetic and magnetic geophysical survey totaling 2,473 line kilometres was also completed during the second quarter over three grids to generate further exploration targets for field crews to examine at surface and for possible follow-up drilling.

Wide mineralized intervals were intercepted from the Meadowbank regional drilling at the Crown and Grizzly targets, and the Company is awaiting pending assay results before planning further drilling.

Other prospective areas on the Amaruq and Meadowbank properties will be targeted in the current regional program, with results to be presented in the future.

Meliadine Mine – Operations Return to Normal Levels in June; 2020 Sealift Underway; Replacement of Apron Feeder Planned for August and Access to Higher Grade Stopes Expected in July

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle's largest gold deposit in terms of mineral resources. The Company owns 100% of the 111,358-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

In response to the COVID-19 pandemic, activity levels at Meliadine were reduced from the end of March to early June. At the start of the second quarter the mill operated at lower throughput levels, processing low grade stockpiles and oversize material generated in the first quarter of 2020 as a result of the previously disclosed problems with the crusher apron feeder. The mill was gradually ramped-up through April and May to achieve more normal operating levels in June. The reduction in activities for most of the second quarter of 2020 caused a substantial reduction in production and a corresponding increase in unit production costs. As the Meliadine mine achieved commercial production on May 14, 2019, the first six months of 2019 do not represent a comparable period.

Meliadine Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	337	135
Tonnes of ore milled per day	3,703	2,872
Gold grade (g/t)	5.66	8.13
Gold production (ounces)	59,375	31,413
Production costs per tonne (C$)	$251	$274
Minesite costs per tonne (C$)	$246	$266
Production costs per ounce of gold produced ($ per ounce)	$1,033	$888
Total cash costs per ounce of gold produced ($ per ounce)	$1,051	$850

* In the second quarter of 2019, Meliadine had 29,699 ounces of gold in pre-commercial production.

Production costs per tonne in the second quarter of 2020 decreased due to higher throughput as Meliadine was in pre-commercial production for half of the second quarter of 2019, partially offset by lower activity levels than planned in the second quarter of 2020 as described above. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to lower grades as the mill processed low grade stockpiles and oversize material generated in the first quarter of 2020 as a result of the problems with the crusher apron feeder, partially offset by higher throughput levels as described above.

Minesite costs per tonne in the second quarter of 2020 decreased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the second quarter of 2020 increased when compared to the prior-year period due to higher throughput as Meliadine was still in a pre-commercial production period for half of the second quarter of 2019, partially offset by lower grades as the mill processed low grade stockpiles while operating at reduced levels in April and May.

Meliadine Mine – Operating Statistics*

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	644	135
Tonnes of ore milled per day	3,538	2,872
Gold grade (g/t)	6.45	8.13
Gold production (ounces)	129,350	31,413
Production costs per tonne (C$)	$243	$274
Minesite costs per tonne (C$)	$244	$266
Production costs per ounce of gold produced ($ per ounce)	$894	$888
Total cash costs per ounce of gold produced ($ per ounce)	$915	$850

* In the six months of 2019, Meliadine had 47,281 ounces of gold in pre-commercial production.

Production costs per tonne in the first six months of 2020 were C$243. Production costs per ounce in the first six months of 2020 were C$894.

Minesite costs per tonne in the first six months of 2020 were C$244. Total cash costs per ounce in the first six months of 2020 were $915

Gold production in the first six months of 2020 increased when compared to the prior-year period due to higher throughput as Meliadine was still in a pre-commercial production period until May 14, 2019, partially offset by lower grades as the mill processed low grade stockpiles while operating at reduced levels in April and May and by lower throughput levels than planned in the first six months of 2020 as the site operated at reduced levels due to the issues with the crusher apron feeder in the first quarter of 2020 and due to the COVID-19 pandemic in the second quarter of 2020.

Late in the first quarter of 2020, the Company reduced mining activities at Meliadine due to the declaration of a public health emergency in Nunavut relating to the COVID-19 pandemic. This reduced activity level continued into the second quarter of 2020. During this period of reduced activities, much of the work focused on increased backfilling of stopes, equipment maintenance and water management to help facilitate a timely ramp up of activities later in the second quarter.

In April 2020, the mill was operating at approximately 85% capacity (approximately 3,500 tpd) from underground ore and stockpiles, while the mining rate was approximately 50% capacity. In May 2020, there was a gradual ramp up of mining and milling activities with operations reaching more normal production levels (approximately 4,000 tpd) in June 2020.

Over the course of the second quarter, the mine was able to reduce the paste backfilling backlog experienced in the first quarter of 2020, which has provided additional flexibility to the underground mining operations.

Milling rates are expected to average approximately 4,000 tpd in the third quarter of 2020 and increase to approximately 4,600 tpd in the fourth quarter of 2020, which is in line with the Phase 2 expansion plan outlined in the Company's news release dated February 13, 2020. In August 2020, a new crusher apron feeder will be installed along with other plant modifications associated with the planned mill expansion.

Development of stopes in mining area 3 is now underway with the first ore expected to be extracted in late July 2020. This new horizon should provide additional mining flexibility for both tonnes and grade into the fourth quarter of 2020.

On July 9, 2020, the first vessel of the sealift shipping season arrived in Rankin Inlet. The first boat has been unloaded and shipping activities are expected to continue into October 2020. Despite ongoing challenges due to the COVID-19 pandemic, no critical procurement issues have been identified and most of the materials for the 2020 barge season have already been shipped to the Becancourt facility in Quebec.

Water Management

In March 2020, the Company began pumping saline water from underground to surface containment ponds. In the second quarter of 2020, underground inflows were lower than forecast, and dewatering of the higher-grade mining area 3 was completed to allow additional underground development to be carried out.

During the second quarter of 2020, the Nunavut Impact Review Board granted approval to increase the discharge of saline water to the sea, with a new limit of 1,600 cubic metres per day (previously 800 cubic metres per day). Discharge of saline water with trucks will be done during the third quarter of 2020.

While discharge to sea is currently done by trucks, the Company is applying for permits to install a permanent waterline that could be used on a seasonal basis. This is expected to reduce costs and the environmental impact by reducing trucking. Consultations are currently underway with local stakeholders and regulatory agencies and the permitting process for the waterline is ongoing. At present, the Company is managing existing and future storage capacity for saline water in order to be sufficient until 2022 in anticipation of the permitting and construction of the waterline.

Exploration Continues to Expand Known Mineralized Zones; Conversion Drilling at Discovery Satellite Deposit on Track to Add to Reserves at Year-End

At the Meliadine mine site during the second quarter, exploration drilling in the deeper central and western portions of the Tiriganiaq deposit has confirmed the presence of mineralized iron formations and quartz veins at depth. Ongoing conversion drilling at the mine's Wesmeg deposit confirmed the presence of inferred mineral resources could potentially add to mineral reserves at year-end 2020.

Conversion drilling is also ongoing at Discovery (a satellite deposit located 17 km east-southeast of Tiriganiaq) that was last drilled in 2014. At the end of the second quarter, a total of 2,811 metres had been drilled at Discovery, including 870 metres for geotechnical purposes.

Of the 8,000 metres of drilling planned at Discovery in 2020, approximately 500 metres will be drilled as conversion and pre-delineation work for a planned open pit, with the remainder for conversion of inferred mineral resources and for geotechnical purposes for the planned underground portion of the deposit.

The aim of the 2020 exploration program at Discovery is to generate sufficient information to convert portions of the deposit's indicated mineral resources and inferred mineral resources into mineral reserves by year-end 2020.

Regional exploration continues at surface beyond the Meliadine mine site in 2020, with one drill rig in operation during the first quarter drilling one hole (213 metres).

FINLAND AND SWEDEN

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. Exploration activities continue to expand the mineral reserves and mineral resources at Kittila mine and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25% to 2.0 mtpa. In Sweden, the Company has a 55% interest in the Barsele exploration project.

Unlike other jurisdictions in which the Company operates, Finland did not mandate the suspension of business activities to help manage the COVID-19 pandemic. The Kittila mine operated at normal levels during the second quarter of 2020 with new preventive and safety protocols in place.

In April 2020, Kittila employees were part of a COVID-19 testing initiative by Finnish health authorities in the Lapland region. All employees who participated in this study have tested negative.

Kittila – New Quarterly Record for Ore Production in the Second Quarter of 2020; Expansion Project Progressing Well and Shaft Sinking Activities Resumed on July 1, 2020

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	500	160
Tonnes of ore milled per day	5,495	1,758
Gold grade (g/t)	4.38	4.54
Gold production (ounces)	60,623	20,077
Production costs per tonne (EUR)	€78	€117
Minesite costs per tonne (EUR)	€78	€68
Production costs per ounce of gold produced ($ per ounce):	$710	$1,048
Total cash costs per ounce of gold produced ($ per ounce):	$717	$619

Production costs per tonne in the second quarter of 2020 decreased when compared to the prior-year period primarily due to higher throughput levels as a result of the scheduled mill autoclave shutdown in the second quarter of 2019 and the timing of inventory, partially offset by higher contractor costs and increased costs for ground support. Production costs per ounce in the second quarter of 2020 decreased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the second quarter of 2020 increased when compared to the prior-year period due to the accumulation of ore stockpiles during the scheduled mill shutdown in the second quarter of 2019, higher contractor costs and increased ground support requirements, partially offset by higher throughput. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the second quarter of 2020 increased when compared to the prior-year period as Kittila operated at close to record quarterly production levels in the second quarter of 2020 while a scheduled 58-day mill shutdown was carried out in the second quarter of 2019 to allow for full autoclave relining, partially offset by lower grades.

The solid production results in the second quarter of 2020 were largely due to strong mill and underground performance, higher grades and recovery at the mill. New monthly underground production records were set in April and May, leading to a new record for quarterly ore production in the second quarter of 2020. The record underground performance was largely due to increased productivity and mining sequence.

Kittila Mine – Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore milled (thousands of tonnes)	920	616
Tonnes of ore milled per day	5,055	3,403
Gold grade (g/t)	4.30	4.11
Gold production (ounces)	109,920	69,413
Production costs per tonne (EUR)	€85	€86
Minesite costs per tonne (EUR)	€82	€73
Production costs per ounce of gold produced ($ per ounce):	$789	$859
Total cash costs per ounce of gold produced ($ per ounce):	$759	$730

Production costs per tonne in the first six months of 2020 were essentially the same when compared to the prior-year period mainly as the higher throughput levels as a result of the scheduled mill autoclave shutdown in the second quarter of 2019 and the timing of inventory offset the impact of higher contractor costs and increased ground support requirements in the current period. Production costs per ounce in the first six months of 2020 decreased when compared to the prior-year period due to higher gold production from higher throughput levels and higher grades, partially offset by higher contractor and ground support costs.

Minesite costs per tonne in the first six months of 2020 increased when compared to the prior-year period due to the accumulation of ore stockpiles during the scheduled mill shutdown in the second quarter of 2019, higher contractor and ground support costs in the current period, partially offset by higher throughput levels. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Gold production in the first six months of 2020 increased when compared to the prior-year period as Kittila operated at close to record quarterly production levels in the second quarter of 2020 while a scheduled 58-day mill shutdown was carried out in the second quarter of 2019 to allow for full autoclave relining, and due to higher grades and higher recoveries.

At the end of May 2020, the Finish permitting authority granted the environmental permits required to increase the processing volume from 1.6 Mtpa to 2.0 Mtpa and commission the new water discharge pipeline. The increased processing rate and new waterline are key components to the ongoing Kittila expansion project.

Despite COVID-19 travel restrictions, work continued on the Kittila expansion project in the second quarter of 2020. Shaft sinking activities were on hold due to COVID-19 travel restrictions. The Canadian shaft crews arrived back in Finland on July 1, 2020 and remobilization activities are ongoing. With the shaft sinking delay, commissioning is now expected to be in the third quarter of 2021, which is approximately four months later than previously expected.

The mill expansion is progressing on schedule with and the final-tie activities scheduled to begin in late September 2020. Mill expansion commissioning is expected to take place in the fourth quarter of 2020.

Drilling Confirms and Extends Main and Sisar Zones in Suuri, Roura and Rimpi Areas

Exploration at the Kittila mine is focused on extending the Main and Sisar zones northward, southward and at depth in the Suuri, Roura and Rimpi areas to increase the mineral reserves in the large orebody. Sisar is subparallel to and 50 to 300 metres east of the main Kittila mineralization.

As of December 31, 2019, Kittila's proven and probable mineral reserves are 4.1 million ounces of gold (28.9 million tonnes grading 4.40 g/t gold). Measured and indicated mineral resources are 1.5 million ounces of gold (18.1 million tonnes grading 2.60 g/t gold) and inferred mineral resources are 1.7 million ounces of gold (13.8 million tonnes grading 3.90 g/t gold). See the Company's news release dated February 13, 2020 for a detailed description of mineral reserves and mineral resources at December 31, 2019.

During the first half of 2020, exploration and conversion drilling at the Kittila mine totalled 50 holes (18,672 metres).

Results from the exploration program at Kittila were last reported in the Company's news release dated February 13, 2020.

Selected recent drill results are set out in the table below, and drill hole collar coordinates are set out in a table in the Appendix. Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section. All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Main and Sisar zones in the Suuri, Roura and Rimpi areas at the Kittila mine

Drill hole	Zone/Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE19-702	Main Rimpi	789.0	799.6	1,617	3.1	6.1
RIE19-702D	Main Rimpi	758.0	764.9	1,575	2.4	3.5
RIE19-702G	Main Rimpi	675.3	689.5	1,475	7.2	5.4
and	Sisar Deep	1,065.9	1,093.0	1,751	15.5	4.7
including		1,083.0	1,093.0	1,756	5.7	7.1
RIE20-600	Main Rimpi	38.2	48.0	990	9.0	6.8
and	Main Rimpi	52.0	58.0	986	5.5	5.7
and	Main Rimpi	67.0	78.0	980	10.2	5.3
and	Sisar Top	222.0	234.0	924	11.5	4.5
RIE20-601	Main Rimpi	49.0	60.0	1,022	8.7	5.6
RIE20-602	Main Rimpi	38.1	61.0	991	22.9	8.9
ROD19-701D	Sisar Deep	1,117.9	1,125.3	1,708	3.9	4.3
ROD19-701E	Main Roura	691.0	697.7	1,376	3.1	5.7
ROD19-701G	Sisar Deep	1,026.2	1,034.8	1,613	3.9	5.3
SUU20-600	Main Suuri	169.0	172.0	1,014	2.9	4.8
SUU20-603	Sisar Central	482.0	487.0	1,348	3.2	6.9
SUU20-604	Main Suuri	179.3	186.1	1,040	6.5	3.0

[Kittila Mine - Composite Longitudinal Section]

Exploration drilling in the Suuri area is ongoing with one drill rig. Recent highlights include hole SUU20-600, which intersected 4.8 g/t gold over 2.9 metres at 1,014 metres depth and hole SUU20-604, which intersected 3.0 g/t gold over 6.5 metres at 1,040 metres depth, indicating an extension northward at depth of the Suuri Main Zone. Approximately 300 metres below hole SUU20-604, hole SUU20-603 intersected 6.9 g/t gold over 3.2 metres at 1,348 metres depth in the Sisar Zone, representing the first Sisar Zone intercept in the Suuri area, and extending Sisar mineralization approximately 500 metres to the south.

Deep conversion and exploration drilling of the Roura area is continuing with one drill rig. Deep exploration hole ROD19-701D intersected 4.3 g/t gold over 3.9 metres at 1,708 metres depth, confirming the Sisar Zone mineralization in the Roura area. Hole ROD19-701G intersected 5.3 g/t gold over 3.9 metres at 1,613 metres depth, confirming and extending the Sisar Zone mineralization southward in the Roura area at this depth. Hole ROD19-701E intersected 5.7 g/t gold over 3.1 metres at 1,376 metres depth, confirming the Main Zone mineral resources in the Roura area.

Exploration drilling in the Rimpi Main and Sisar zones is ongoing with two drill rigs. Two recent holes show positive results from the Main Zone: hole RIE19-702 intersected 6.1 g/t gold over 3.1 metres at 1,617 metres depth and hole RIE19-702G intersected 5.4 g/t gold over 7.2 metres at 1,475 metres depth. These two intercepts extend the Main Zone at this depth by approximately 330 metres to the north within the Rimpi area. Hole RIE19-702G also intersected the Sisar Zone, returning 4.7 g/t over 15.5 metres at 1,751 metres depth, including 7.1 g/t gold over 5.7 metres at 1,756 metres depth. This intercept, located 150 metres north of and 180 metres deeper than the nearest, previous Sisar intercept, represents the first Sisar intercept in this part of the Rimpi area at this depth, confirming the extension of the Sisar Zone mineralization in the Rimpi area. This intercept is approximately 220 metres from the current mineral resources, and there is currently one Sisar intercept approximately 480 metres to the north at this depth.

Approximately 150 metres to the north of the Sisar intercept in hole RIE19-702G, exploration hole RIE20-600 also intersected the Sisar Zone, returning 4.5 g/t gold over 11.5 metres at a shallower 924 metres depth, again confirming Sisar Zone mineralization in the Rimpi area. Holes RIE20-600, RIE20-601 and RIE20-602 showed positive results from the Main Zone between approximately 975 and 1,025 metres depth, confirming the Main Zone mineral reserves within the Rimpi Main Zone.

These recent intercepts in the Sisar Zone both in the Roura and the Rimpi areas show the potential to significantly expand the footprint of the Sisar Zone laterally to the north and to the south, and at depth where the zone remains open. The growing mineral resources in the Sisar Zone have the potential to provide added flexibility in mining as the Company progresses deeper at Kittila, offering a parallel zone to mine adjacent to the Main Zone in the Rimpi and Roura areas.

In 2020, the Company expects to spend $11.8 million for work that will include 58,000 metres of drilling focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone. The goal of this program is to further explore Kittila's mineral reserve and mineral resource potential and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

The drilling includes 46,000 metres of capitalized conversion drilling at the mine as described above and 12,000 metres of expensed regional exploration drilling on targets beyond the current mineral resource area.

SOUTHERN BUSINESS REVIEW

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

On April 2, 2020, the Government of Mexico mandated that all non-essential businesses, including mining and exploration, suspend operations (the "Decree"). Pursuant to the Decree, mining and exploration activities at the Company's Mexican operations and exploration sites (Pinos Altos, Creston Mascota, La India and Santa Gertrudis) ramped down activities in an orderly fashion while maintaining the safety of the employees and the sustainability of the infrastructure. Given the ore stacked on the leach pads in previous months, residual leaching continued at Creston Mascota and La India during the suspension period. On May 14, 2020, the Government of Mexico designated mining as an essential activity and permitted the full restart of mining and exploration activities. The Company's mining operations in Mexico resumed some pre-production activities on May 18, 2020 with employees being gradually reintegrated. Operations resumed fully on June 1, 2020.

The 60 day suspension of operations at Pinos Altos, Creston Mascota and La India during the second quarter of 2020 caused a meaningful reduction in production and a corresponding increase in unit production costs, which renders comparison to the prior-year period not meaningful.

Mexico has seen a significant impact from the first wave of the COVID-19 pandemic and as such, the Company's employees and contractors are being affected. All sites have implemented preventive and safety measures according to approved protocols. All employees and contractors are screened and tested prior to traveling to site. A total of 37 confirmed cases (excluding exploration Mexico) have been detected in employees and contractors as of the date of this news release, of which 18 have recovered. All active cases are stable and close follow-up on each case is being performed. Agnico Eagle will continue to maintain high standards in order to attempt to contain the spread of COVID-19 and provide a healthy and safe working environment at its operations.

Pinos Altos – Cerro Colorado Reconditioning Activities On Plan; Drilling extends mineralization at Cubiro and Reyna East – Good Potential for Increased Resources

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore processed (thousands of tonnes)	214	498
Tonnes of ore processed per day	2,352	5,473
Gold grade (g/t)	2.08	2.77
Gold production (ounces)	13,880	41,740
Production costs per tonne	$85	$63
Minesite costs per tonne	$68	$66
Production costs per ounce of gold produced ($ per ounce):	$1,313	$749
Total cash costs per ounce of gold produced ($ per ounce):	$862	$597

Production costs per tonne in the second quarter of 2020 increased when compared to the prior-year period primarily due to lower throughput related to the temporary suspensions of operations, higher costs associated with open pit mining of the Sinter pit, and by the timing of inventory. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production mostly related to the temporary suspension of operations.

Minesite costs per tonne in the second quarter of 2020 increased when compared to the prior-year period due to lower throughput levels related to the temporary suspensions of operations and to higher costs associated with open pit mining of the Sinter pit. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above, lower gold production and lower by-product revenues mostly related to the temporary suspension of operations.

Gold production in the second quarter of 2020 decreased when compared to the prior-year period due to lower throughput levels related to the temporary suspensions of operations and to lower grades related to the mining sequence.

Pinos Altos Mine – Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore processed (thousands of tonnes)	694	976
Tonnes of ore processed per day	3,813	5,392
Gold grade (g/t)	2.24	2.83
Gold production (ounces)	47,190	84,470
Production costs per tonne	$78	$62
Minesite costs per tonne	$68	$64
Production costs per ounce of gold produced ($ per ounce):	$1,146	$721
Total cash costs per ounce of gold produced ($ per ounce):	$781	$545

Production costs per tonne in the first six months of 2020 increased when compared to the prior-year period primarily due to higher costs associated with open pit mining of the Sinter pit, higher underground development, lower throughput levels and by the timing of inventory. Production costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first six months of 2020 decreased when compared to the prior-year period due to lower throughput levels related to the temporary suspensions of operations in the second quarter of 2020 and to lower grades.

At Cerro Colorado, reconditioning activities of the area affected by challenging ground conditions resumed as a priority in the second half of May. During the second quarter of 2020, 705 metres of development was rehabilitated. Year to date, the reconditioning activities are on plan and full production resumed in June 2020.

The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, and currently mined by open pit, is being prepared for underground mining. The exhaust raise was completed during the second quarter but construction of the cemented rock fill plant was delayed and is now expected to be completed in the first half of 2021. Alternative backfill methods are being evaluated and underground development plans have been adjusted so that production from the Sinter underground can begin in the fourth quarter of 2020 as planned.

High-Grade Gold Mineralization at Cubiro Deposit Confirmed and Extended by Underground Drilling; Reyna East Zone Extended at Depth

Exploration activities resumed at Pinos Altos in June following the suspension of work during April and May in accordance with the Decree.

Exploration during the second quarter focused on two targets: the Cubiro deposit, located 9 kilometres northwest of the Pinos Altos minesite, where an exploration ramp is providing additional access for drilling exploration targets from underground; and the Reyna East Zone, located 3 kilometres east-northeast of Pinos Altos.

The current proven and probable mineral reserves at Pinos Altos are 957,000 ounces of gold and 24 million ounces of silver (consisting of proven mineral reserves of 3.3 million tonnes grading 2.55 g/t gold and 59.0 g/t silver and probable mineral reserves of 11.1 million tonnes grading 1.91 g/t gold and 50.7 g/t silver); in addition, Pinos Altos has indicated mineral resources of 1.1 million ounces of gold and 26 million ounces of silver (19.6 million tonnes grading 1.68 g/t gold and 40.7 g/t silver) and inferred mineral resources of 435,000 ounces of gold and 9.0 million ounces of silver (7.0 million tonnes grading 1.93 g/t gold and 39.9 g/t silver) as of December 31, 2019.

The Company drilled 20 holes (2,712 metres) on the Pinos Altos property during the second quarter of 2020, including eight holes (1,425 metres) at the Cubiro deposit and 12 holes (1,287 metres) at the Reyna East Zone. The Company completed 208 metres of underground ramp development at the Cubiro deposit during the second quarter of 2020, bringing total underground ramp development to 2,398 metres completed to-date.

Selected recent drill results from the Cubiro deposit and Reyna East Zone at the Pinos Altos mine are set out in the table below. The collars are also located on the Pinos Altos Mine – Local Geology Map; pierce points for the Cubiro drilling are shown on the Pinos Altos Mine – Cubiro Longitudinal Section, and drill collar coordinates for Cubiro and Reyna East are in the Appendix. All intercepts reported for Cubiro and Reyna East show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Cubiro deposit and Reyna East Zone at the Pinos Altos mine

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CBUG19-031	Cubiro	33.1	45.8	258	12.4	1.9	1.9	4	4
including		37.1	42.4	259	5.2	3.5	3.5	7	7
CBUG19-032	Cubiro	170.3	180.0	188	9.4	1.9	1.5	8	8
CBUG19-033	Cubiro	256.6	258.7	232	2.1	2.8	2.8	4	4
RP20-265	Reyna East	147.5	171.0	150	19.3	0.7	0.7	24	24
including		163.0	171.0	153	6.6	1.31	1.31	36	36
RP20-266	Reyna East	114.0	134.5	121	17.7	0.8	0.8	17	17
including		130.5	134.5	123	3.4	1.4	1.4	15	15
RP20-267	Reyna East	57.0	69.2	66.4	10.5	1.6	1.6	31	31
RP20-268	Reyna East	198.0	224.4	129	23.9	1.0	1.0	49	49
including		198.0	204.7	128	6.1	1.9	1.9	91	91

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

*Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos Mine - Local Geology Map]

[Pinos Altos Mine - Cubiro Longitudinal Section]

The Cubiro deposit is made up of multiple gold and silver bearing white quartz-calcite veins (with barite and minor sulphides) up to 30 metres wide that strike northwest for approximately 1,100 metres, and dip steeply to the southwest. These veins are enveloped in wider swarm-like vein systems, including breccias and stockworks. The Cubiro deposit remains open in all directions.

During the second quarter of 2020, drilling was carried out from underground platforms towards the western limits of the ramp, targeting the central portion of Cubiro structure with the aim of validating the lateral continuity of the wide, high-grade gold intercept encountered in hole CBUG19-019, which was reported in the Company's news release dated February 13, 2020.

Hole CBUG19-031, the most westerly drill hole collared at Cubiro to date, intersected the main structure at the ramp level and returned 1.9 g/t gold and 4 g/t silver over 12.4 metres at 258 metres depth, including 3.5 g/t gold and 7 g/t silver over 9.4 metres. This suggests mineralization extending at least 50 metres west of the intercept seen in hole CBUG19-019.

Hole CBUG19-032 intersected 1.5 g/t gold and 8 g/t silver over 9.4 metres at 188 metres depth, extending the zone by approximately 50 metres to the east of hole CBUG19-019.

Hole CBUG-20-033 provided further confirmation of the pinch-and-swell style of mineralization of Cubiro, with a decrease (pinching) of the zone a few metres below the ramp level and a reopening (swelling) of the zone 75 metres below the ramp. The hole also intersected a new, narrow mineralized corridor that returned 2.8 g/t gold and 4 g/t silver over 2.1 metres at 232 metres depth, indicating an opportunity to explore for additional gold vein structures located beyond previously defined mineral reserves and mineral resources.

The above results have better defined and extended the higher-grade mineralization in this portion of the main Cubiro Zone, with the largest extending at least 175 metres laterally and 175 metres vertically. The zone remains open in all directions.

These latest results from Cubiro have the potential to increase the mineral reserve and mineral resource estimate that is expected to be completed at year-end 2020.

As of December 31, 2019, the Cubiro deposit (including the Cubiro North Zone) has indicated mineral resources of 212,000 ounces of gold and 1.4 million ounces of silver (2.4 million tonnes grading 2.78 g/t gold and 18.38 g/t silver) and inferred mineral resources of 136,000 ounces of gold and 912,000 ounces of silver (1.4 million tonnes grading 2.95 g/t gold and 19.84 g/t silver), all at underground depth, declared as part of the total Pinos Altos mineral reserves and mineral resources estimate. The gold grades are significantly higher at Cubiro than on average at the Pinos Altos property.

Work at Cubiro in the second half of 2020 will focus on infill drilling as well as resource expansion drilling to the northwest and down dip with the aim of extending existing high-grade mineralization and identifying new ones. Successful mineral resource expansion and conversion at Cubiro is expected to allow for the optimization of gold production at the Pinos Altos mine.

Drilling at the Reyna East Zone during the second quarter of 2020 confirmed the continuity of the gold and silver mineralized zone at least 220 metres beneath and along strike from the current open-pit model. Notable results include hole RP20-267, which intersected 1.6 g/t gold and 31 g/t silver over 10.5 metres at 66 metres depth, and hole RP20-268, which intersected 1.0 g/t gold and 49 g/t silver over 23.9 metres at 129 metres depth, including 1.9 g/t gold and 91 g/t silver over 6.1 metres at 128 metres depth.

Further drilling at the Reyna East Zone will target higher-grade intervals within the structure.

Creston Mascota – Open Pit Mining and Heap Leach Stacking to Continue in the Second Half of 2020; Additional Bravo Pit Production Under Evaluation

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010. Creston Mascota open pit mineral reserves are expected to be depleted during the fourth quarter of 2020, while gold leaching is expected to continue through to the first quarter of 2021.

Creston Mascota Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore processed (thousands of tonnes)	126	328
Tonnes of ore processed per day	1,385	3,604
Gold grade (g/t)	1.73	2.90
Gold production (ounces)	9,646	18,336
Production costs per tonne	$76	$27
Minesite costs per tonne	$74	$27
Production costs per ounce of gold produced ($ per ounce):	$995	$491
Total cash costs per ounce of gold produced ($ per ounce):	$694	$320

Production costs per tonne in the second quarter of 2020 increased when compared to the prior-year period as residual leaching continued during the temporary suspension of operations while less ore was stacked as a result of the suspension, and due to additional costs to mill high grade ore from the Bravo pit at the Pinos Altos mill. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the second quarter of 2020 increased when compared to the prior-year period for the reasons described above. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to lower gold production, lower by-product revenue and the reasons described above.

Gold production in the second quarter of 2020 decreased when compared to the prior-year period due to less ore stacked on the heap leach primarily related to the temporary suspension of operations and lower ore grades, partially offset by residual leaching during this suspension and better recoveries for the ore from the Bravo pit that was processed at the Pinos Altos mill.

Creston Mascota Mine – Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore processed (thousands of tonnes)	338	689
Tonnes of ore processed per day	1,857	3,807
Gold grade (g/t)	2.45	2.41
Gold production (ounces)	27,830	31,865
Production costs per tonne	$63	$27
Minesite costs per tonne	$62	$26
Production costs per ounce of gold produced ($ per ounce):	$770	$591
Total cash costs per ounce of gold produced ($ per ounce):	$517	$407

Production costs per tonne in the first six months of 2020 increased when compared to the prior-year period due to less ore stacked at the heap leach mostly related to the temporary suspension of operations in the second quarter, increased costs to facilitate the extension of the Bravo central pit and additional costs to mill high grade ore from the Bravo pit at the Pinos Altos mill. Production costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the first six months of 2020 increased when compared to the prior-year period for the reasons described above. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to lower gold production, lower by-product revenue and the reasons described above.

Gold production in the first six months of 2020 decreased when compared to the prior-year period due to less ore stacked on the heap leach mostly related to the temporary suspension of operations in the second quarter of 2020, partially offset by residual leaching during this suspension and better recoveries for the ore from the Bravo pit that was processed at the Pinos Altos mill.

Due to the temporary suspension of operations in April and May, the push back of the Bravo pit was not completed during the quarter. With the rainy season underway some further delays are expected in the third quarter. However, an alternate ramp access was developed in order to continue mining in safe conditions.

La India – Commissioning of Agglomeration System Expected to improve leach kinetics; Chipriona drilling shows potential to expand sulphide resource

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore processed (thousands of tonnes)	776	1,445
Tonnes of ore processed per day	8,527	15,879
Gold grade (g/t)	0.65	0.66
Gold production (ounces)	16,879	20,200
Production costs per tonne	$20	$11
Minesite costs per tonne	$18	$11
Production costs per ounce of gold produced ($ per ounce):	$914	$797
Total cash costs per ounce of gold produced ($ per ounce):	$833	$780

Production costs per tonne in the second quarter of 2020 increased when compared to the prior-year period as less ore was stacked as a result of the temporary suspension of operations while residual leaching continued and due to the timing of inventory, partially offset by lower mining expenses related to the temporary suspension of operations and higher capitalized deferred stripping for the Main Zone. Production costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the lower gold production and the reasons described above.

Minesite costs per tonne in the second quarter of 2020 increased when compared to the prior-year period as less ore tonnes were stacked as a result of the temporary suspension of operations while residual leaching continued, partially offset by lower mining expenses related to the temporary suspension of operations and higher capitalized deferred stripping for the Main Zone. Total cash costs per ounce in the second quarter of 2020 increased when compared to the prior-year period due to the reasons described above, lower gold production and lower by-product revenues.

Gold production in the second quarter of 2020 decreased when compared to the prior-year period due to the temporary suspension of operations, partially offset by residual leaching during the suspension. Significantly less ore was stacked during the second quarter of 2020 which will affect gold production in the third quarter of 2020.

La India Mine – Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
Tonnes of ore processed (thousands of tonnes)	2,310	2,896
Tonnes of ore processed per day	12,692	16,000
Gold grade (g/t)	0.71	0.67
Gold production (ounces)	39,805	43,188
Production costs per tonne	$15	$12
Minesite costs per tonne	$14	$11
Production costs per ounce of gold produced ($ per ounce):	$891	$784
Total cash costs per ounce of gold produced ($ per ounce):	$802	$769

Production costs per tonne in the first six months of 2020 increased when compared to the prior-year period mostly as a result of the second quarter costs movements described above. Production costs per ounce in the first six months of 2020 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the first six months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by the timing of inventory. Total cash costs per ounce in the first six months of 2020 increased when compared to the prior-year period due the reasons described above, lower gold production and lower by-product revenues.

Gold production in the first six months of 2020 decreased when compared to the prior-year period due to the temporary suspension of operations during the second quarter of 2020.

Construction activities at La India were suspended in April and May in accordance with the Decree. The construction of the heap leach pad phase III resumed in June, although the plan was revised in order to be ready to place ore in October 2020. The installation of the new agglomeration system, originally scheduled for completion in the second quarter of 2020, was completed in early July 2020. The system is now commissioned and is expected to have a positive impact on production rates in the second half of 2020 due to improved leach kinetics and lower consumption of reagents.

Regional Exploration at La India Focused On Chipriona Deposit and Other Sulphide Opportunities

As part of its regional exploration program at La India in 2020, the Company is continuing to drill the extensions of gold- and silver-rich sulphide mineralized bodies in the Chipriona corridor as well as other polymetallic sulphide targets near the La India oxide gold operations. Chipriona is located approximately one kilometre north of the La India mine.

[La India Mine - Local Geology Map]

For the first half of 2020, a total of 22 holes (6,015 metres) were drilled at Chipriona and related targets to further refine the geological and structural models of the vein extensions and splays. Exploration results from Chipriona were last reported in the Company's news release dated February 13, 2020.

As of December 31, 2019, the Chipriona open pit deposit has indicated mineral resources of 45,000 ounces of gold, 2.1 million ounces of silver, 359 tonnes of copper and 17,000 tonnes of zinc (1.3 million tonnes grading 1.11 g/t gold, 50.99 g/t silver, 0.03% copper and 1.36% zinc) and inferred mineral resources of 238,000 ounces of gold, 29.5 million ounces of silver, 15,400 tonnes of copper and 86,900 tonnes of zinc (10.7 million tonnes grading 0.69 g/t gold, 85.44 g/t silver, 0.14% copper and 0.81% zinc).

The Company believes the growing mineral resource at Chipriona warrants a broader exploration program for sulphide-type mineralization in the extensions of the Chipriona corridor and other mineral occurrences in the vicinity of La India mine, including sulphide mineralization below leachable ore in the existing open pits.

During the second half of 2020, approximately 4,000 metres are planned to be drilled to further test regional polymetallic sulphide targets including Chipriona, while another 4,000 metres are planned to be directed to investigating gold-sulphide mineralization below the current open pits at La India and the property's other oxide mineral resources.

Metallurgical and geotechnical drilling and related studies will also be conducted in the second half of 2020 to better assess the potential for using a processing facility to treat Chipriona and other sulphide mineralization on the La India property, with the aim of completing a preliminary economic assessment of the sulphide mineral resources in early 2021.

Santa Gertrudis – Exploration at Amelia Deposit Further Expands High-Grade Resources; Oxide Mineralization Extended in Trinidad Trend and Toro Zone

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The project has substantial surface infrastructure including pre-stripped pits, haul roads, water sources and several buildings. Extensive drilling and studies in 2019 led to the declaration of initial indicated mineral resources of 104,000 ounces of gold (5.1 million tonnes grading 0.64 g/t gold) at open-pit (oxide) depth, and inferred mineral resources of 717,000 ounces of gold at open-pit (oxide) depth (19.1 million tonnes grading 1.17 g/t gold) and 451,000 ounces of gold at underground (sulphide) depth (3.1 million tonnes grading 4.58 g/t gold), as of December 31, 2019.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated April 30, 2020.

During the second quarter of 2020, drilling at Santa Gertrudis totalled seven holes (2,869 metres) focused on expanding the mineral resources and exploring for new mineralized structures in the Trinidad Trend (including the Amelia deposit) and the Toro Trend.

Selected recent drill results from the Amelia deposit, Espiritu Santo Zone, Trinidad Trend and Toro Trend at the Santa Gertrudis project are set out in the table below. Drill collars are shown on the Santa Gertrudis Project Local Geology Map; pierce points for the Amelia and Espiritu Santo drilling are shown on the Santa Gertrudis Project - Amelia Longitudinal Section and Espiritu Santo Longitudinal Section, respectively. All intercepts reported for the Santa Gertrudis project show uncapped and capped gold and silver grades over an estimated true width and depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Amelia deposit, Espiritu Santo Zone, Trinidad Trend and Toro Trend at the Santa Gertrudis project

Drill Hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE20-344	Amelia	604.0	614.0	564	9.5	1.9	1.9	3	3
and	Amelia	703.5	708.0	617	3.5	2.4	2.4	6	6
SGE20-346	Espiritu Santo	99.0	103.0	106	3.7	1.5	1.5	2	2
and	Espiritu Santo	300.2	304.0	255	3.3	2.7	2.7	1,101	321
SGE20-348	Toro	151.5	161.5	152	9.5	2.8	2.8	2	2
including		156.5	160.5	154	3.8	4.8	4.8	2	2
and	Toro	173.8	180.0	171	6.0	1.3	1.3	1	1
SGE20-349	Amelia	531.0	541.8	478	10.2	1.9	1.9	5	5
including		538.4	541.8	480	3.3	3.6	3.6	4	4
and	Amelia	584.5	591.6	516	6.3	66.0	6.1	122	122
including		587.0	591.6	517	4.1	101.1	8.6	185	185
and	Amelia	594.0	607.0	527	11.5	2.7	2.7	308	308
including		598.2	605.0	527	6.1	3.8	3.8	487	487
and	Amelia	620.0	625.4	543	4.9	2.7	2.7	21	21
SGE20-353	Toro	278.8	300.7	205	21.3	1.0	1.0	2	2
and	Toro	311.0	320.0	211	8.8	0.8	0.8	1	1
and	Toro	362.0	367.5	275	5.4	2.1	2.1	4	4

*Holes in the Trinidad Trend use a capping factor of 25 g/t gold and 1,000 g/t silver. The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material. The minimum estimated true width is 3.0 metres.

[Santa Gertrudis Project Local Geology Map]

[Santa Gertrudis Project - Amelia Longitudinal Section]

Amelia is one of three deposits that comprise the Trinidad Trend and is the site of a previously operating open-pit gold mine. High-grade gold mineralization can be found in multiple parallel structures that commonly correspond to lithological contacts. The Amelia deposit strikes east-west for a length of approximately 900 metres and dips steeply to the north; it includes an ore shoot on the west side that plunges steeply to the east for a length of 593 metres below surface. Most of the open pit (oxide) material lies between surface and 100 metres depth, while the underground mineral resource extends below the open-pit mineral resource to a depth of approximately 350 metres.

The inferred mineral resource at Amelia is comprised of 1.6 million tonnes grading 1.38 g/t gold (70,000 ounces of gold) at open pit depth and 3.1 million tonnes grading 4.58 g/t gold (451,000 ounces of gold) of high-grade sulphide mineralization at underground depth. The Amelia deposit's mineral resource is part of the Santa Gertrudis project mineral resource estimate as of December 31, 2019.

Exploration drilling during the second quarter into Amelia's high-grade structures continued to expand the mineral resources along the projected plunge of the ore shoot, which remains open at depth.

During the second quarter at Amelia, drill hole SGE20-349 intersected four wide, high-grade gold-mineralized structures that have the potential to expand the deposit below the current underground mineral resource: 1.9 g/t gold and 5 g/t silver over 10.2 metres at 478 metres depth (including 3.6 g/t gold and 4 g/t silver over 3.3 metres at 480 metres depth); 6.1 g/t gold and 122 g/t silver over 6.3 metres at 516 metres depth (including 8.6 g/t gold and 185 g/t silver over 4.1 metres at 517 metres depth); 2.7 g/t gold and 308 g/t silver over 11.5 metres at 527 metres depth (including 3.8 g/t gold and 487 g/t silver over 6.1 metres at 527 metres depth); and 2.7 g/t gold and 21 g/t silver over 4.9 metres at 543 metres depth. Within the Amelia deposit and approximately 150 metres northwest of hole SGE20-349, hole SGE20-344 intersected 1.9 g/t gold and 3 g/t silver over 9.5 metres at 564 metres depth and 2.4 g/t gold and 6 g/t silver over 3.5 metres at 617 metres depth.

Exploration drilling at Espiritu Santo during the second quarter of 2020 continued to test the extensions of the zone's gold- and silver-rich structures. Approximately 900 metres southeast of hole SGE20-344, hole SGE20-346 intersected the structures in Espiritu Santo grading 1.5 g/t gold and 2 g/t silver over 3.7 metres at 106 metres depth and a second structure grading 2.7 g/t gold and 321 g/t silver over 3.3 metres at 255 metres depth. The second intersection has an uncapped silver value of 1,101 g/t, demonstrating that high silver grades can be found in Espiritu Santo.

The Company's improved geological modelling of the Trinidad Trend is allowing for the generation of new exploration targets that continue to return positive drill results, supporting the potential for development of a robust mineralized system.

Approximately four kilometres south of the Trinidad Trend, drilling in the El Toro Trend during the second quarter tested the extension of high-grade gold-mineralized structures under two historical open pits. Drill hole SGE20-353 intersected mineralized structures that have the potential to expand the oxide mineral resources, including: 1.0 g/t gold and 1 g/t silver over 21.3 metres at 205 metres depth; 0.8 g/t gold and 1 g/t silver over 8.8 metres at 211 metres depth; and 2.1 g/t gold and 4 g/t silver over 5.4 metres at 275 metres depth. Approximately 480 metres southeast of hole SGE20-353, hole SGE20-348 in El Toro intersected 2.8 g/t gold and 2 g/t silver over 9.5 metres at 152 metres depth (including 4.8 g/t gold and 2 g/t silver over 3.8 metres at 154 metres depth) and 1.3 g/t gold and 2 g/t silver over 6.0 metres at 171 metres depth. All the above intervals in the Toro Trend are in the oxide zone and are potentially amenable to heap-leach processing.

The Company will continue the drilling campaign at Santa Gertrudis during the second half of the year, with $10.4 million budgeted for work in 2020 that includes 25,000 metres of drilling focused on expanding the current mineral resources and testing new targets.

Additional metallurgical testing is also planned at Amelia and Espiritu Santo to determine gold and silver recoveries in support of an updated mineral resource estimation at year-end 2020.

With potential production scenarios that include using a heap-leach facility to process lower grade mineralization and a small mill facility to process higher-grade ore, the Company believes that the Santa Gertrudis project has the potential to be a similar size operation to its La India operation.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "operating margin" and "adjusted net income" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income as recorded in the condensed interim consolidated financial statements: Income and mining taxes expense; Other expenses (income); Foreign currency translation loss (gain); Gain (loss) on derivative financial instruments; Finance costs; General and administrative expenses; Amortization of property, plant and mine development; Exploration and corporate development expenses; and Impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce and all-in sustaining costs per ounce. The estimates are based upon the total cash costs per ounce and all-in sustaining costs per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 29, 2020. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the Company's plans to ramp-up and optimize operations following temporary suspensions of operations related to the COVID-19 pandemic, including the timing thereof and impacts on anticipated gold production and costs; statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business; the Company's forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2 and Amaruq Phase 2, and the Company's ramp up of activities at Meliadine and Amaruq, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the delivery of materials to the Company's Nunavut operations; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2019 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. SEC Industry Guide 7 will remain effective until all issuers are required to comply with the SEC Modernization Rules, at which time SEC Industry Guide 7 will be rescinded.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as Odyssey, East Malartic and East Gouldie projects, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2019 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects					$1.25	MXP	17.00	$1.15
Short-life operations – Creston Mascota (Bravo) and Sinter satellite operations at Pinos Altos	$1,200	$15.50	$2.50	$1.00	$1.30	MXP	18.00	Not applicable
Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable		Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.40 g/t and 0.43 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company's AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

LaRonde 3 exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LR-302-006	5346771	690223	-2,671	189	-62	441
LR-302-007	5346770	690223	-2,671	189	-58	345
LR-302-008	5346770	690223	-2,670	177	-55	268
LR-302-009	5346770	690223	-2,670	192	-65	487
LR-302-010	5346770	690224	-2,671	151	-56	318
LR-302-011	5346770	690223	-2,670	165	-61	397

*Coordinate System UTM Nad 83 Zone 17

Kirkland Lake project exploration drill collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUB20-599	5335347	591816	301	126	-52	240
KLUB20-603	5335399	591832	300	112	-61	291
KLUB20-606	5335412	591841	299	322	-44	90
KLUB20-609	5335372	591817	301	139	-66	372
KLUB20-561W1	5336456	591713	304	111	-75	1319
KLUB20-200W9	5336834	591663	316	132	-70	1633

*Coordinate System NAD 1983 UTM Zone 17N

Kittila mine Drill collar coordinates of selected drill holes

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE19-702	7539299	2558637	-672	090	-75	867
RIE19-702D	7539299	2558637	-672	090	-75	806
RIE19-702G	7539299	2558637	-672	090	-75	1,287
RIE20-600	7539227	2558714	-787	065	23	291
RIE20-601	7539228	2558714	-788	090	-14	405
RIE20-602	7539227	2558714	-787	093	19	312
ROD19-701D	7538198	2558629	-515	091	-80	1,203
ROD19-701E	7538198	2558629	-515	091	-80	1,403
ROD19-701G	7538198	2558629	-515	091	-80	1,326
SUU20-600	7537105	2558692	-807	075	5	459
SUU20-603	7537105	2558691	-809	093	-45	537
SUU20-604	7537105	2558692	-808	090	-5	312

*Finnish Coordinate System KKJ Zone 2

Pinos Altos exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CBUG19-031	3136497	758343	1,220	25	-5	150
CBUG19-032	3136618	758538	1,214	220	0	213
CBUG19-033	3136619	758538	1,213	220	(15)	276
RP20-265	3130949	767460	2,151	197	-58	189
RP20-266	3130856	767564	2,167	200	-48	153
RP20-267	3130970	767286	2,125	200	-45	87
RP20-268	3131049	767411	2,166	200	-45	234

*Coordinates of drill holes are in UTM NAD27 12N.

Santa Gertrudis Project Collar coordinates of exploration drill holes

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE-20-344	3392961	542274	1,258	180	-52.0	800
SGE-20-346	3392191	542750	1,268	180	-68.0	621
SGE-20-348	3389196	543965	1,418	180	-55.0	601
SGE-20-349	3392838	542351	1,277	180	-56.0	800
SGE-20-353	3389400	543533	1,417	180	-50.0	500

*Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$60,954	$66,902	$106,148	$132,104
LaRonde Zone 5 mine	11,007	8,882	21,858	13,961
Lapa mine	—	—	—	2,033
Goldex mine	22,840	25,126	58,000	50,090
Meadowbank Complex	(12,422)	9,244	(8,609)	28,274
Meliadine mine	49,207	15,033	106,433	15,033
Canadian Malartic mine(ii)	45,502	60,232	102,548	114,861
Kittila mine	59,089	8,205	100,999	33,444
Southern Business
Pinos Altos mine	14,585	27,281	42,642	61,380
Creston Mascota mine	11,231	14,863	28,822	25,978
La India mine	14,788	11,346	33,716	25,286
Total operating margin(i)	276,781	247,114	592,557	502,444
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
Exploration, corporate and other	29,765	80,091	168,701	154,658
Income before income and mining taxes	117,551	42,820	140,882	95,341
Income and mining taxes expense	12,250	15,048	57,146	30,537
Net income for the period	$105,301	$27,772	$83,736	$64,804
Net income per share — basic	$0.44	$0.12	$0.35	$0.28
Net income per share — diluted	$0.43	$0.12	$0.35	$0.27

Cash flows:
Cash provided by operating activities	$162,648	$126,301	$326,006	$274,991
Cash used in investing activities	$(177,738)	$(233,238)	$(355,904)	$(460,844)
Cash (used in) provided by financing activities	$(914,418)	$34,906	$40,412	$1,452

Realized prices:
Gold (per ounce)	$1,726	$1,318	$1,643	$1,311
Silver (per ounce)	$16.91	$14.83	$16.15	$15.24
Zinc (per tonne)	$1,920	$2,811	$2,188	$2,778
Copper (per tonne)	$5,074	$6,036	$5,257	$6,062

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	62,266	76,587	117,489	154,020
LaRonde Zone 5 mine	12,051	16,170	26,515	29,158
Lapa mine	—	—	—	5
Goldex mine	23,142	34,325	57,025	68,779
Meadowbank Complex(iii)	16,417	39,457	65,758	82,959
Meliadine mine(iii)	59,375	61,112	129,350	78,694
Canadian Malartic mine(ii)(iii)	56,785	84,311	121,548	167,981
Kittila mine	60,623	20,077	109,920	69,413
Southern Business
Pinos Altos mine	13,880	41,740	47,190	84,470
Creston Mascota mine	9,646	18,336	27,830	31,865
La India mine	16,879	20,200	39,805	43,188
Total gold (ounces)	331,064	412,315	742,430	810,532

Silver (thousands of ounces):
Northern Business
LaRonde mine	125	196	285	393
LaRonde Zone 5 mine	2	3	5	5
Lapa mine	—	—	—	1
Goldex mine	—	1	1	1
Meadowbank Complex	2	20	22	42
Meliadine mine	6	4	12	5
Canadian Malartic mine(ii)	82	94	179	205
Kittila mine	3	2	6	6
Southern Business
Pinos Altos mine	212	563	729	1,125
Creston Mascota mine	150	216	429	349
La India mine	17	33	37	79
Total silver (thousands of ounces)	599	1,132	1,705	2,211

Zinc (tonnes)	567	4,407	1,077	7,241
Copper (tonnes)	656	702	1,405	1,510

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	56,283	75,777	94,556	165,634
LaRonde Zone 5 mine	11,712	16,172	25,970	24,394
Lapa mine	—	—	—	3,777
Goldex mine	22,628	34,729	57,368	68,540
Meadowbank Complex	9,112	38,807	67,693	85,475
Meliadine mine	64,130	57,345	135,109	60,555
Canadian Malartic mine(ii)(iv)	47,384	79,800	112,284	154,646
Kittila mine	59,235	22,620	113,485	71,825
Southern Business
Pinos Altos mine	16,661	39,500	51,658	81,955
Creston Mascota mine	10,484	16,400	26,892	31,010
La India mine	17,385	20,620	40,882	44,929
Total gold (ounces)	315,014	401,770	725,897	792,740

Silver (thousands of ounces):
Northern Business
LaRonde mine	121	221	296	407
LaRonde Zone 5 mine	3	3	5	5
Lapa mine	—	—	—	2
Goldex mine	1	1	1	1
Meadowbank Complex	2	14	24	37
Meliadine mine	5	1	13	1
Canadian Malartic mine(ii)(iv)	59	104	170	198
Kittila mine	2	4	5	8
Southern Business
Pinos Altos mine	258	500	818	1,060
Creston Mascota mine	164	175	427	315
La India mine	14	34	36	88
Total silver (thousands of ounces):	629	1,057	1,795	2,122

Zinc (tonnes)	175	4,999	1,833	6,585
Copper (tonnes)	628	734	1,382	1,498

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$579	$740	$685	$723
LaRonde Zone 5 mine	738	783	797	735
Goldex mine	728	589	627	574
Meadowbank Complex	2,262	1,072	1,803	989
Meliadine mine	1,053	851	916	851
Canadian Malartic mine(ii)(iii)	785	624	773	607
Kittila mine	718	622	760	732
Southern Business
Pinos Altos mine	1,160	796	1,040	748
Creston Mascota mine	987	494	762	580
La India mine	854	804	819	798
Weighted average total cash costs per ounce of gold produced	$875	$736	$883	$720

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$457	$506	$563	$497
LaRonde Zone 5 mine	733	780	794	733
Goldex mine	727	589	626	574
Meadowbank Complex	2,260	1,066	1,798	982
Meliadine mine	1,051	850	915	850
Canadian Malartic mine(ii)(iii)	762	607	747	589
Kittila mine	717	619	759	730
Southern Business
Pinos Altos mine	862	597	781	545
Creston Mascota mine	694	320	517	407
La India mine	833	780	802	769
Weighted average total cash costs per ounce of gold produced	$825	$652	$832	$638

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and six months ended June 30, 2020 includes 2,651 and 5,625 ounces of gold from the Barnat deposit at the Canadian Malartic, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved. Payable production for the three and six months ended June 30, 2019 includes 2,147 ounces of gold from the Amaruq deposit, respectively, which were produced prior to the achievement of commercial production at the Amaruq deposit. Payable production for the three and six months ended June 30, 2019 includes 29,699 and 47,281 ounces of gold from the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Meliadine mine. Payable production for the six months ended June 30, 2019 includes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at June 30, 2020	As at December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$329,557	$321,897
Short-term investments	6,890	6,005
Trade receivables	6,709	8,320
Inventories	604,937	580,068
Income taxes recoverable	4,442	2,281
Equity securities	177,945	86,252
Fair value of derivative financial instruments	55,254	9,519
Other current assets	163,754	179,218
Total current assets	1,349,488	1,193,560
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,093,562	7,003,665
Other assets	208,187	184,868
Total assets	$9,059,029	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$347,066	$345,572
Reclamation provision	15,306	12,455
Interest payable	12,524	16,752
Income taxes payable	12,583	26,166
Lease obligations	14,889	14,693
Current portion of long-term debt	—	360,000
Fair value of derivative financial instruments	10,197	—
Total current liabilities	412,565	775,638
Non-current liabilities:
Long-term debt	1,813,945	1,364,108
Lease obligations	96,054	102,135
Reclamation provision	467,856	427,346
Deferred income and mining tax liabilities	977,524	948,142
Other liabilities	54,343	61,002
Total liabilities	3,822,287	3,678,371

EQUITY
Common shares:
Outstanding — 242,369,956 common shares issued, less 768,094 shares held in trust	5,676,839	5,589,352
Stock options	174,215	180,160
Contributed surplus	37,254	37,254
Deficit	(660,018)	(647,330)
Other reserves	8,452	(47,922)
Total equity	5,236,742	5,111,514
Total liabilities and equity	$9,059,029	$8,789,885

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
REVENUES
Revenues from mining operations	$557,175	$526,611	$1,229,053	$1,058,834

COSTS AND EXPENSES
Production(i)	280,394	279,497	636,496	556,390
Exploration and corporate development	14,337	27,352	43,980	52,802
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
General and administrative	25,546	29,126	56,089	58,219
Finance costs	25,000	27,310	52,762	53,076
Gain on derivative financial instruments	(62,175)	(2,858)	(19,573)	(12,674)
Foreign currency translation loss	3,322	4,131	7,168	6,337
Other expenses (income)	23,735	(4,970)	28,275	(3,102)
Income before income and mining taxes	117,551	42,820	140,882	95,341
Income and mining taxes expense	12,250	15,048	57,146	30,537
Net income for the period	$105,301	$27,772	$83,736	$64,804

Net income per share - basic	0.44	0.12	0.35	0.28
Net income per share - diluted	$0.43	$0.12	$0.35	$0.27

Weighted average number of common shares outstanding (in thousands):
Basic	241,170	235,555	240,697	235,064
Diluted	242,757	237,011	242,137	236,391

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30, 2020
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income for the period	$105,301	$27,772	$83,736	$64,804
Add (deduct) adjusting items:
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
Deferred income and mining taxes	3,691	(3,649)	28,423	(8,683)
Unrealized (gain) loss on currency and commodity derivatives	(38,427)	(2,836)	5	(12,164)
Unrealized gain on warrants	(33,691)	(77)	(31,828)	(52)
Stock-based compensation	11,512	12,123	26,530	26,998
Foreign currency translation loss	3,322	4,131	7,168	6,337
Other	3,978	(4,376)	(7,070)	(1,556)
Changes in non-cash working capital balances:
Trade receivables	328	1,553	1,610	1,345
Income taxes	1,977	(926)	(20,153)	(18,270)
Inventories	(50,279)	(37,243)	(42,602)	(21,031)
Other current assets	(14,053)	(82,324)	(2,130)	(81,200)
Accounts payable and accrued liabilities	62,804	90,039	4,114	52,006
Interest payable	(23,280)	(2,089)	(4,771)	14,012
Cash provided by operating activities	162,648	126,301	326,006	274,991

INVESTING ACTIVITIES
Additions to property, plant and mine development	(170,459)	(230,931)	(339,270)	(434,284)
Net proceeds from sale of property, plant and mine development	272	1,964	373	2,229
Net sales (purchases) of short-term investments	1,259	(393)	(885)	(819)
Net proceeds from sale of equity securities and other investments	—	—	8,759	908
Purchases of equity securities and other investments	(8,810)	(3,878)	(24,881)	(28,878)
Cash used in investing activities	(177,738)	(233,238)	(355,904)	(460,844)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	140,000	1,000,000	140,000
Repayment of Credit Facility	(750,000)	(140,000)	(750,000)	(140,000)
Proceeds from Senior Notes issuance	200,000	—	200,000	—
Repayment of Senior Notes	(360,000)		(360,000)	—
Long term debt financing costs	(1,597)	—	(1,597)	—
Repayment of lease obligations	(3,750)	(3,456)	(7,479)	(6,834)
Dividends paid	(41,069)	(23,764)	(78,563)	(49,242)
Repurchase of common shares for stock-based compensation plans	—	—	(35,930)	(24,070)
Proceeds on exercise of stock options	39,979	58,274	68,053	73,821
Common shares issued	2,019	3,852	5,928	7,777
Cash (used in) provided by financing activities	(914,418)	34,906	40,412	1,452
Effect of exchange rate changes on cash and cash equivalents	3,792	725	(2,854)	1,307
Net (decrease) increase in cash and cash equivalents during the period	(925,716)	(71,306)	7,660	(183,094)
Cash and cash equivalents, beginning of period	1,255,273	190,038	321,897	301,826
Cash and cash equivalents, end of period	$329,557	$118,732	$329,557	$118,732

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$47,215	$28,326	$54,447	$35,739
Income and mining taxes paid	$6,926	$19,501	$53,053	$54,452

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2020	2019	2020	2019
LaRonde mine	$41,351	$48,787	$61,987	$110,590
LaRonde Zone 5 mine	9,346	12,273	21,138	17,948
Lapa mine	—	—	—	2,844
Goldex mine	16,262	20,252	36,220	39,326
Meadowbank Complex	28,483	41,751	117,849	83,656
Meliadine mine	61,331	27,887	115,586	27,887
Canadian Malartic mine(i)	37,333	51,141	85,989	100,900
Kittila mine	43,053	21,033	86,724	59,633
Pinos Altos mine	18,221	31,262	54,102	60,920
Creston Mascota mine	9,595	9,002	21,432	18,838
La India mine	15,419	16,109	35,469	33,848
Production costs per the condensed interim consolidated statements of income	$280,394	$279,497	$636,496	$556,390

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		62,266		76,587		117,489		154,020

Production costs	$41,351	$664	$48,787	$637	$61,987	$528	$110,590	$718
Inventory and other adjustments(iv)	(5,311)	(85)	7,911	103	18,545	157	699	5
Cash operating costs (co-product basis)	$36,040	$579	$56,698	$740	$80,532	$685	$111,289	$723
By-product metal revenues	(7,562)	(122)	(17,930)	(234)	(14,390)	(122)	(34,722)	(226)
Cash operating costs (by-product basis)	$28,478	$457	$38,768	$506	$66,142	$563	$76,567	$497

LaRonde Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2020				June 30, 2019				June 30, 2020				June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				324				462				736				1,009

Production costs		$41,351		$128		$48,787		$106		$61,987		$84		$110,590		$110
Production costs (C$)	C$	55,219	C$	170	C$	65,215	C$	141	C$	81,050	C$	110	C$	147,270	C$	146
Inventory and other adjustments (C$)(v)		(12,584)		(38)		(1,543)		(3)		16,007		22		(19,198)		(19)
Minesite operating costs (C$)	C$	42,635	C$	132	C$	63,672	C$	138	C$	97,057	C$	132	C$	128,072	C$	127

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		12,051		16,170		26,515		29,158

Production costs	$9,346	$776	$12,273	$759	$21,138	$797	$17,948	$616
Inventory and other adjustments(iv)	(458)	(38)	381	24	4	—	3,494	119
Cash operating costs (co-product basis)	$8,888	$738	$12,654	$783	$21,142	$797	$21,442	$735
By-product metal revenues	(53)	(5)	(42)	(3)	(86)	(3)	(76)	(2)
Cash operating costs (by-product basis)	$8,835	$733	$12,612	$780	$21,056	$794	$21,366	$733

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2020				June 30, 2019				June 30, 2020				June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				185				241				430				422

Production costs		$9,346		$51		$12,273		$51		$21,138		$49		$17,948		$43
Production costs (C$)	C$	12,762	C$	69	C$	16,372	C$	68	C$	28,565	C$	66	C$	23,885	C$	57
Inventory and other adjustments (C$)(v)		(712)		(4)		519		2		(52)		—		4,677		11
Minesite operating costs (C$)	C$	12,050	C$	65	C$	16,891	C$	70	C$	28,513	C$	66	C$	28,562	C$	68

Goldex Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		23,142		34,325		57,025		68,779

Production costs	$16,262	$703	$20,252	$590	$36,220	$635	$39,326	$572
Inventory and other adjustments(iv)	577	25	(18)	(1)	(486)	(8)	131	2
Cash operating costs (co-product basis)	$16,839	$728	$20,234	$589	$35,734	$627	$39,457	$574
By-product metal revenues	(13)	(1)	(4)	—	(13)	(1)	(10)	—
Cash operating costs (by-product basis)	$16,826	$727	$20,230	$589	$35,721	$626	$39,447	$574

Goldex Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2020				June 30, 2019				June 30, 2020				June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				533				734				1,190				1,389

Production costs		$16,262		$31		$20,252		$28		$36,220		$30		$39,326		$28
Production costs (C$)	C$	22,367	C$	42	C$	27,042	C$	37	C$	48,606	C$	41	C$	52,357	C$	38
Inventory and other adjustments (C$)(v)		603		1		(4)		—		(329)		—		241		—
Minesite operating costs (C$)	C$	22,970	C$	43	C$	27,038	C$	37	C$	48,277	C$	41	C$	52,598	C$	38

Meadowbank Complex	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,417		37,310		65,758		80,812

Production costs	$28,483	$1,735	$41,751	$1,119	$117,849	$1,792	$83,656	$1,035
Inventory and other adjustments(iv)	8,645	527	(1,766)	(47)	701	11	(3,731)	(46)
Cash operating costs (co-product basis)	$37,128	$2,262	$39,985	$1,072	$118,550	$1,803	$79,925	$989
By-product metal revenues	(29)	(2)	(207)	(6)	(330)	(5)	(560)	(7)
Cash operating costs (by-product basis)	$37,099	$2,260	$39,778	$1,066	$118,220	$1,798	$79,365	$982

Meadowbank Complex	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2020				June 30, 2019				June 30, 2020				June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				312				680				891				1,308

Production costs		$28,483		$91		$41,751		$61		$117,849		$132		$83,656		$64
Production costs (C$)	C$	38,809	C$	124	C$	55,834	C$	82	C$	158,314	C$	178	C$	111,230	C$	85
Inventory and other adjustments (C$)(v)		5,843		19		(1,547)		(2)		(6,082)		(7)		(2,651)		(2)
Minesite operating costs (C$)	C$	44,652	C$	143	C$	54,287	C$	80	C$	152,232	C$	171	C$	108,579	C$	83

Meliadine Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		59,375		31,413		129,350		31,413

Production costs	$61,331	$1,033	$27,887	$888	$115,586	$894	$27,887	$888
Inventory and other adjustments(iv)	1,176	20	(1,166)	(37)	2,963	22	(1,166)	(37)
Cash operating costs (co-product basis)	$62,507	$1,053	$26,721	$851	$118,549	$916	$26,721	$851
By-product metal revenues	(90)	(2)	(18)	(1)	(202)	(1)	(18)	(1)
Cash operating costs (by-product basis)	$62,417	$1,051	$26,703	$850	$118,347	$915	$26,703	$850

Meliadine Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2020				June 30, 2019				June 30, 2020				June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				337				135				644				135

Production costs		$61,331		$182		$27,887		$207		$115,586		$179		$27,887		$207
Production costs (C$)	C$	84,443	C$	251	C$	37,067	C$	274	C$	156,370	C$	243	C$	37,067	C$	274
Inventory and other adjustments (C$)(v)		(1,535)		(5)		(1,031)		(8)		583		1		(1,031)		(8)
Minesite operating costs (C$)	C$	82,908	C$	246	C$	36,036	C$	266	C$	156,953	C$	244	C$	36,036	C$	266

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(i)(ii)(vi)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		54,134		84,311		115,923		167,981

Production costs	$37,333	$690	$51,141	$607	$85,989	$742	$100,900	$601
Inventory and other adjustments(iv)	5,146	95	1,475	17	3,639	31	1,102	6
Cash operating costs (co-product basis)	$42,479	$785	$52,616	$624	$89,628	$773	$102,002	$607
By-product metal revenues	(1,247)	(23)	(1,472)	(17)	(3,020)	(26)	(3,028)	(18)
Cash operating costs (by-product basis)	$41,232	$762	$51,144	$607	$86,608	$747	$98,974	$589

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(i)(iii)(vii)	June 30, 2020				June 30, 2019				June 30, 2020				June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,228				2,642				4,549				5,159

Production costs		$37,333		$17		$51,141		$19		$85,989		$19		$100,900		$20
Production costs (C$)	C$	50,379	C$	23	C$	68,028	C$	26	C$	115,851	C$	25	C$	133,592	C$	26
Inventory and other adjustments (C$)(v)		4,440		2		2,190		—		1,914		1		1,706		—
Minesite operating costs (C$)	C$	54,819	C$	25	C$	70,218	C$	26	C$	117,765	C$	26	C$	135,298	C$	26

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		60,623		20,077		109,920		69,413

Production costs	$43,053	$710	$21,033	$1,048	$86,724	$789	$59,633	$859
Inventory and other adjustments(iv)	455	8	(8,545)	(426)	(3,221)	(29)	(8,827)	(127)
Cash operating costs (co-product basis)	$43,508	$718	$12,488	$622	$83,503	$760	$50,806	$732
By-product metal revenues	(39)	(1)	(56)	(3)	(93)	(1)	(132)	(2)
Cash operating costs (by-product basis)	$43,469	$717	$12,432	$619	$83,410	$759	$50,674	$730

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		500		160		920		616

Production costs	$43,053	$86	$21,033	$131	$86,724	$94	$59,633	$97
Production costs (€)	€38,993	€78	€18,776	€117	€78,658	€85	€52,798	€86
Inventory and other adjustments (€)(v)	164	—	(7,869)	(49)	(3,194)	(3)	(8,170)	(13)
Minesite operating costs (€)	€39,157	€78	€10,907	€68	€75,464	€82	€44,628	€73

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		13,880		41,740		47,190		84,470

Production costs	$18,221	$1,313	$31,262	$749	$54,102	$1,146	$60,920	$721
Inventory and other adjustments(iv)	(2,116)	(153)	1,953	47	(5,022)	(106)	2,236	27
Cash operating costs (co-product basis)	$16,105	$1,160	$33,215	$796	$49,080	$1,040	$63,156	$748
By-product metal revenues	(4,137)	(298)	(8,296)	(199)	(12,216)	(259)	(17,147)	(203)
Cash operating costs (by-product basis)	$11,968	$862	$24,919	$597	$36,864	$781	$46,009	$545

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		214		498		694		976

Production costs	$18,221	$85	$31,262	$63	$54,102	$78	$60,920	$62
Inventory and other adjustments(v)	(3,627)	(17)	1,710	3	(7,118)	(10)	1,688	2
Minesite operating costs	$14,594	$68	$32,972	$66	$46,984	$68	$62,608	$64

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		9,646		18,336		27,830		31,865

Production costs	$9,595	$995	$9,002	$491	$21,432	$770	$18,838	$591
Inventory and other adjustments(iv)	(74)	(8)	54	3	(217)	(8)	(348)	(11)
Cash operating costs (co-product basis)	$9,521	$987	$9,056	$494	$21,215	$762	$18,490	$580
By-product metal revenues	(2,830)	(293)	(3,181)	(174)	(6,830)	(245)	(5,511)	(173)
Cash operating costs (by-product basis)	$6,691	$694	$5,875	$320	$14,385	$517	$12,979	$407

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		126		328		338		689

Production costs	$9,595	$76	$9,002	$27	$21,432	$63	$18,838	$27
Inventory and other adjustments(v)	(277)	(2)	(205)	—	(638)	(1)	(907)	(1)
Minesite operating costs	$9,318	$74	$8,797	$27	$20,794	$62	$17,931	$26

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,879		20,200		39,805		43,188

Production costs	$15,419	$914	$16,109	$797	$35,469	$891	$33,848	$784
Inventory and other adjustments(iv)	(1,006)	(60)	126	7	(2,879)	(72)	605	14
Cash operating costs (co-product basis)	$14,413	$854	$16,235	$804	$32,590	$819	$34,453	$798
By-product metal revenues	(348)	(21)	(486)	(24)	(680)	(17)	(1,245)	(29)
Cash operating costs (by-product basis)	$14,065	$833	$15,749	$780	$31,910	$802	$33,208	$769

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		776		1,445		2,310		2,896

Production costs	$15,419	$20	$16,109	$11	$35,469	$15	$33,848	$12
Inventory and other adjustments(v)	(1,147)	(2)	(199)	—	(3,385)	(1)	(587)	(1)
Minesite operating costs	$14,272	$18	$15,910	$11	$32,084	$14	$33,261	$11

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash costs per ounce.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of minesite costs per tonne.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable gold production, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

(vii) The Canadian Malartic mine’s cost calculations per tonne for the three and six months ended June 30, 2020 exclude 126,279 and 261,343 tonnes of ore from the Barnat deposit, respectively, which were processed during these periods as commercial production at the Barnat deposit has not yet been achieved.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2020	2019	2020	2019
Production costs per the condensed interim consolidated statements of (loss) income (thousands of United States dollars)	$280,394	$279,497	$636,496	$556,390
Adjusted gold production (ounces)(i)(ii)(iii)(iv)	328,413	380,469	736,805	761,099
Production costs per ounce of adjusted gold production	$854	$735	$864	$731
Adjustments:
Inventory and other adjustments(v)	21	1	19	(11)
Total cash costs per ounce of gold produced (co-product basis)(vi)	$875	$736	$883	$720
By-product metal revenues	(50)	(84)	(51)	(82)
Total cash costs per ounce of gold produced (by-product basis)(vi)	$825	$652	$832	$638
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	228	214	199	171
General and administrative expenses (including stock options)	78	77	76	76
Non-cash reclamation provision and other	11	10	11	10
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,142	$953	$1,118	$895
By-product metal revenues	50	84	51	82
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,192	$1,037	$1,169	$977

Notes:

(i) Adjusted gold production for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit.
(ii) Adjusted gold production for the three and six months ended June 30, 2019 exclude 2,147 ounces of payable gold from the Amaruq deposit at the Meadowbank mine, respectively, which were produced prior to the achievement of commercial production at the Amaruq deposit.
(iii) Adjusted gold production for the three and six months ended June 30, 2019 exclude 29,699 and 47,281 ounces of payable gold production at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production.
(iv) Adjusted gold production for the six months ended June 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.
(v) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.
(vi) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Net Income to Operating Margin(i)

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$105,301	$27,772	$83,736	$64,804
Income and mining taxes expense	12,250	15,048	57,146	30,537
Other expenses (income)	23,735	(4,970)	28,275	(3,102)
Foreign currency translation loss	3,322	4,131	7,168	6,337
Gain on derivative financial instruments	(62,175)	(2,858)	(19,573)	(12,674)
Finance costs	25,000	27,310	52,762	53,076
General and administrative	25,546	29,126	56,089	58,219
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
Exploration and corporate development	14,337	27,352	43,980	52,802
Operating margin(i)	$276,781	$247,114	$592,557	$502,444

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.